Exhibit 99.1

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, in accordance with the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2011. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2011.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, audited the Company’s Consolidated financial statements for the year ended December 31, 2011, and as stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.

“Robert G. McFarlane”	“Darren Entwistle”

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 23, 2012	February 23, 2012

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated financial statements of TELUS Corporation and subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010, and January 1, 2010, and the consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows for the years ended December 31, 2011, and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2011, December 31, 2010, and January 1, 2010, and their financial performance and their cash flows for each of the years ended December 31, 2011, and December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 23, 2012

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011, of the Company and our report dated February 23, 2012, expressed an unqualified opinion on those financial statements.

“Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 23, 2012

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2011	2010
			(adjusted – Note 25(c))
OPERATING REVENUES
Service		$9,606	$9,131
Equipment		719	611
		10,325	9,742
Other operating income	6	72	50
		10,397	9,792
OPERATING EXPENSES
Goods and services purchased		4,726	4,236
Employee benefits expense	7	1,893	1,906
Depreciation		1,331	1,339
Amortization of intangible assets		479	402
		8,429	7,883
OPERATING INCOME		1,968	1,909
Financing costs	8	377	522
INCOME BEFORE INCOME TAXES		1,591	1,387
Income taxes	9	376	335
NET INCOME		1,215	1,052
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		6	54
Foreign currency translation adjustment arising from translating financial statements of foreign operations		4	—
		10	54
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)		(851)	(214)
		(841)	(160)
COMPREHENSIVE INCOME		$374	$892
NET INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$1,219	$1,048
Non-controlling interests		(4)	4
		$1,215	$1,052
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$378	$888
Non-controlling interests		(4)	4
		$374	$892
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE	11
Basic		$3.76	$3.27
Diluted		$3.74	$3.27
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	12	$2.205	$2.000
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic		324	320
Diluted		326	321

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of financial position

As at (millions)	Note	December 31, 2011	December 31, 2010	January 1, 2010
			(adjusted – Note 25(d))	(Note 25(d))
ASSETS
Current assets
Cash and temporary investments, net		$46	$17	$41
Accounts receivable	24(a)	1,428	1,318	1,195
Income and other taxes receivable		66	62	16
Inventories	24(a)	353	283	270
Prepaid expenses		144	113	105
Derivative assets	4(h)	14	4	1
		2,051	1,797	1,628
Non-current assets
Property, plant and equipment, net	15	7,964	7,831	7,832
Intangible assets, net	16	6,153	6,152	6,166
Goodwill, net	16	3,661	3,572	3,572
Other long-term assets	24(a)	81	235	286
Investments		21	37	41
		17,880	17,827	17,897
		$19,931	$19,624	$19,525

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	18	$404	$400	$500
Accounts payable and accrued liabilities	24(a)	1,419	1,477	1,336
Income and other taxes payable		25	6	174
Dividends payable	12	188	169	150
Advance billings and customer deposits	24(a)	655	658	530
Provisions	19	88	122	299
Current maturities of long-term debt	20	1,066	847	549
Current portion of derivative liabilities	4(h)	—	419	62
		3,845	4,098	3,600
Non-current liabilities
Provisions	19	122	204	91
Long-term debt	20	5,508	5,209	5,623
Other long-term liabilities	24(a)	1,343	649	1,334
Deferred income taxes		1,600	1,683	1,522
		8,573	7,745	8,570
Liabilities		12,418	11,843	12,170
Owners’ equity
Common Share and Non-Voting Share equity	21	7,513	7,759	7,334
Non-controlling interests		—	22	21
		7,513	7,781	7,355
		$19,931	$19,624	$19,525
Commitments and Contingent Liabilities	22

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

“William A. MacKinnon”	“Brian A. Canfield”

William A. MacKinnon	Brian A. Canfield
Director	Director

consolidated statements of changes in owners’ equity

		Common Share and Non-Voting Share equity
		Equity contributed
		Share capital							Accumulated
		Common Shares		Non-Voting Shares					other		Non-
(millions except number of shares)	Note	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
								(adjusted – Note 25)
Balance as at January 1, 2010		174,819,020	$2,216	142,875,516	$3,070	$5,286	$167	$1,934	$(53)	$7,334	$21	$7,355
Net income		—	—	—	—	—	—	1,048	—	1,048	4	1,052
Other comprehensive income		—	—	—	—	—	—	(214)	54	(160)	—	(160)
Dividends	12(a)	—	—	—	—	—	—	(642)	—	(642)	(3)	(645)
Dividend Reinvestment and Share Purchase Plan	12(b)
Dividends reinvested in shares		—	—	4,091,865	150	150	—	—	—	150	—	150
Optional cash payments		—	—	31,565	1	1	—	—	—	1	—	1
Share option award expense	13	—	—	—	—	—	11	—	—	11	—	11
Shares issued pursuant to cash exercise of share options	21(b)	96,526	3	372,579	15	18	(1)	—	—	17	—	17
Shares issued pursuant to use of share option award net-equity settlement feature	21(b)	—	—	77,061	1	1	(1)	—	—	—	—	—
Balance as at Dec. 31, 2010		174,915,546	$2,219	147,448,586	$3,237	$5,456	$176	$2,126	$1	$7,759	$22	$7,781
Balance as at January 1, 2011		174,915,546	$2,219	147,448,586	$3,237	$5,456	$176	$2,126	$1	$7,759	$22	$7,781
Net income		—	—	—	—	—	—	1,219	—	1,219	(4)	1,215
Other comprehensive income		—	—	—	—	—	—	(851)	10	(841)	—	(841)
Dividends	12(a)	—	—	—	—	—	—	(715)	—	(715)	(4)	(719)
Dividend Reinvestment and Share Purchase Plan	12(b)
Dividends reinvested in shares		—	—	1,243,679	54	54	—	—	—	54	—	54
Optional cash payments		—	—	5,990	—	—	—	—	—	—	—	—
Share option award expense	13	—	—	—	—	—	9	—	—	9	—	9
Reclassification of subsidiary as held for sale	16(a)	—	—	—	—	—	—	—	—	—	(12)	(12)
Acquisition of subsidiary	16(e)	—	—	—	—	—	—	1	—	1	(2)	(1)
Shares issued pursuant to cash exercise of share options	21(b)	—	—	812,834	44	44	(17)	—	—	27	—	27
Shares issued pursuant to use of share option award net-equity settlement feature	21(b)	—	—	422,076	2	2	(2)	—	—	—	—	—
Balance as at Dec. 31, 2011		174,915,546	$2,219	149,933,165	$3,337	$5,556	$166	$1,780	$11	$7,513	$—	$7,513

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2011	2010
			(adjusted – Note 25)
OPERATING ACTIVITIES
Net income		$1,215	$1,052
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,810	1,741
Deferred income taxes		205	217
Share-based compensation	13	(12)	(30)
Net employee defined benefit plans expense	14(b)-(c)	(32)	(9)
Employer contributions to employee defined benefit plans		(298)	(140)
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration	6, 16(e)	(17)	—
Other		(66)	(42)
Net change in non-cash operating working capital	24(b)	(255)	(119)
Cash provided by operating activities		2,550	2,670
INVESTING ACTIVITIES
Capital expenditures	5, 15, 16	(1,847)	(1,721)
Acquisitions and other	16(e)	(110)	—
Proceeds from the sale of property and other assets		4	10
Other		—	4
Net change in non-cash investing working capital		(15)	(24)
Cash used by investing activities		(1,968)	(1,731)
FINANCING ACTIVITIES
Non-Voting Shares issued		24	15
Dividends paid to holders of Common Shares and Non-Voting Shares	12(a)	(642)	(473)
Issuance and repayment of short-term borrowing	18	4	(100)
Long-term debt issued	20, 24(b)	4,068	3,725
Redemptions and repayment of long-term debt	20, 24(b)	(3,946)	(4,119)
Acquisition of additional equity interest in subsidiary from non-controlling interest	16(e)	(51)	—
Dividends paid by a subsidiary to non-controlling interest		(4)	(3)
Other		(6)	(8)
Cash used by financing activities		(553)	(963)
CASH POSITION
Increase (decrease) in cash and temporary investments, net		29	(24)
Cash and temporary investments, net, beginning of period		17	41
Cash and temporary investments, net, end of period		$46	$17
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	24(b)	$(378)	$(479)
Interest received		$1	$3
Income taxes (inclusive of Investment Tax Credits) (paid), net	9	$(150)	$(311)

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated financial statements

DECEMBER 31, 2011

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless, data, Internet protocol, voice and television.

The terms “TELUS” or “Company” are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

Notes to consolidated financial statements		Page	Description
General application
1.	Summary of significant accounting policies	10	Summary review of accounting policies and principles and the methods used in their application by the Company
2.	Accounting policy developments	19	Summary review of generally accepted accounting principle developments that do, will or may affect the Company
3.	Capital structure financial policies	20	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4.	Financial instruments	22	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5.	Segmented information	30	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision-maker
6.	Other operating income	31	Summary schedule and review of items comprising other operating income
7.	Employee benefits expense	32	Summary schedule of employee benefits expense
8.	Financing costs	32	Summary schedule of items comprising financing costs
9.	Income taxes	32	Summary schedule of income tax expense, reconciliations of statutory rate income tax expense to income tax expense and analyses of deferred income tax liability
10.	Other comprehensive income	34	Details of other comprehensive income and accumulated amounts
11.	Per share amounts	35	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12.	Dividends per share	35	Summary schedule of dividends declared and review of dividend reinvestment plan
13.	Share-based compensation	36	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14.	Employee future benefits	39	Summary schedules and review of employee future benefits and related disclosures notes to consolidated financial statements

Notes to consolidated financial statements		Page	Description
Consolidated financial position focused
15.	Property, plant and equipment	47	Summary schedule of items comprising property, plant and equipment
16.	Intangible assets and goodwill	48	Summary schedule of items comprising intangible assets, including goodwill and review of reported fiscal year acquisitions from which goodwill arose
17.	Real estate joint venture	53	Summary review of real estate joint venture and related disclosures
18.	Short-term borrowings	54	Review of short-term borrowings and related disclosures
19.	Provisions	54	Summary schedules and review of items comprising provisions, including restructuring activities
20.	Long-term debt	57	Summary schedule of long-term debt and related disclosures
21.	Common Share and Non-Voting Share equity	59	Review of Common Share and Non-Voting Share equity items, including share option price stratification
22.	Commitments and contingent liabilities	61	Summary review of lease obligations, contingent liabilities, claims and lawsuits
Other
23.	Related party transactions	63	Summary schedules, including review of transactions with key management personnel
24.	Additional financial information	64	Summary schedules of items comprising certain primary financial statement line items
25.	Explanation of transition to IFRS-IASB	65

Summary schedules and review of differences arising because of the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards as issued by the International Accounting Standards Board

1                 summary of significant accounting principles

The accompanying consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles (GAAP) used by TELUS are International Financial Reporting Standards as issued by the International Accounting Standards Board and these consolidated financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles.

The consolidated financial statements of TELUS for the years ended December 31, 2011 and 2010, were authorized by TELUS’s Board of Directors for issue on February 23, 2012.

(a)         Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of the Company’s Wireline segment’s operations and substantially all of the Wireless segment’s operations. With the exception of non-controlling interests in an immaterial subsidiary held for sale, all of the Company’s subsidiaries are wholly owned.

The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, TELUS reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company’s subsidiaries are considered principal subsidiaries at any particular point in time.

(b)         Use of estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgements that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial notes to consolidated financial statements

statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates

Examples of significant estimates and assumptions include:

•                  the allowance for doubtful accounts;

•                  the allowance for inventory obsolescence;

•                  the estimated useful lives of assets;

•                  the recoverability of tangible assets;

•                  the recoverability of intangible assets with indefinite lives;

•                  the recoverability of goodwill;

•                  the recoverability of long-term investments;

•                  the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits; and

•                  certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

Judgements

Examples of significant judgements, apart from those involving estimation, include:

•                  The Company’s choice to depreciate and amortize its property, plant, equipment and intangible assets subject to amortization on a straight-line basis as it believes that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•                  The Company’s view that its spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that the Company intends to renew them; and that the Company believes it has the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life, as discussed further in Note 16(c).

(c)          Financial instruments — recognition and measurement*

In respect of the recognition and measurement of financial instruments, the Company has adopted the following policies:

Accounting classification
Financial instrument	Fair value through net income(1)(2)	Loans and receivables	Available- for-sale(3)	Amortized cost	Part of a cash flow hedging relationship(3)
Measured at amortized cost
Accounts receivable		X
Short-term obligations				X
Accounts payable				X
Provisions				X
Long-term debt				X
Measured at fair value
Cash and temporary investments	X
Short-term investments	X
Long-term investments (not subject to significant influence)(4)			X
Foreign exchange derivatives	X				X
Share-based compensation derivatives	X				X
Cross currency interest rate swap derivatives					X

(1)             Classification includes financial instruments held for trading. Certain qualifying financial instruments that are not required to be classified as held for trading may be classified as held for trading if the Company so chooses.

(2)             Unrealized changes in the fair values of financial instruments are included in net income.

(3)             Unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income.

(4)             Long-term investments that are not subject to significant influence of the Company are classified as available-for-sale. In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

notes to consolidated financial statements

•                  Accounts receivable that may be sold to an arm’s-length securitization trust are accounted for as loans and receivables. The Company has selected this classification as the benefits that would have been expected to arise from selecting the available-for-sale method were not expected to exceed the costs of selecting and implementing that method.

•                  Short-term marketable securities investments are accounted for as held for trading and thus are measured at fair value through net income. Long-term investments not subject to significant influence of the Company are accounted for as available-for-sale. The Company has selected these classifications as they better reflect management’s investment intentions.

•                  Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. The Company believes that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

•                  Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. The Company has selected this method as the benefits that would have been expected to arise from using the trade date method were not expected to exceed the costs of selecting and implementing that method.

•                  Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

•                  In respect of hedges of anticipated transactions, which in the Company’s specific instance currently relate to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

(d)         Hedge accounting

General

The Company applies hedge accounting to the financial instruments used to:

•                  establish designated currency hedging relationships for its U.S. dollar denominated long-term debt, which matured in fiscal 2011, as set out in Note 4 and further discussed in Note 20(b);

•                  establish designated currency hedging relationships for certain U.S. dollar denominated future purchase commitments, as set out in Note 4; and

•                  fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 4 and further discussed in Note 13(c).

Hedge accounting

The purpose of hedge accounting, in respect of the Company’s designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the hedged items). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and actual effectiveness for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of U.S. dollar denominated future purchase commitments or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Statements of Financial Position in respect of the fair value of the hedging items. The net difference, if any, between the amounts notes to consolidated financial statements

recognized in the determination of net income and the amount necessary to reflect the fair value of the designated cash flow hedging items on the Consolidated Statements of Financial Position is effectively recognized as a component of other comprehensive income, as set out in Note 10.

In the application of hedge accounting to U.S. dollar denominated long-term debt that matured in fiscal 2011, the amount recognized in the determination of net income was the amount that counterbalanced the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the statement of financial position date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of the Company’s Non-Voting Shares at the statement of financial position date and the price of the Company’s Non-Voting Shares in the hedging items.

(e)          Revenue recognition

General

The Company earns the majority of its revenue (wireless network, data (including television, Internet, data and information technology managed services), voice local and voice long distance) from access to, and usage of, the Company’s telecommunications infrastructure. The majority of the balance of the Company’s revenue (other and wireless equipment) arises from providing services and products facilitating access to, and usage of, the Company’s telecommunications infrastructure.

The Company offers complete and integrated solutions to meet its customers’ needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values (derived using Company-specific objective evidence) and then the Company’s relevant revenue recognition policies are applied to the accounting units. A limitation cap restricts the consideration allocated to services or products currently transferred in multiple element arrangements to an amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. The Company’s view is that the limitation cap results in a faithful depiction of the transfer of services and products as it reflects the telecommunications industry’s generally accepted understanding of the transfer of services and products as well as reflecting the related cash flows.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, as with multiple element arrangements, relative fair values are appropriate.

Lease accounting is applied to an accounting unit if it conveys the right to use a specific asset to a customer but does not convey the risks and/or benefits of ownership.

The Company’s revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Voice local, voice long distance, data and wireless network

The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon access to, and usage of, the Company’s telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

The Company follows the liability method of accounting for its quality of service rate rebate amounts that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

The CRTC has established a portable subsidy mechanism to subsidize local exchange carriers, such as the Company, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band portable subsidy rate for all local exchange carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in high cost serving areas, as further discussed in Note 6. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

notes to consolidated financial statements

Other and wireless equipment:

The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

Non-high cost serving area deferral account

On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that affected regulated services in the Company’s Wireline segment. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring the Company to defer the statement of income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. The Company has adopted the liability method of accounting for the deferral account. This resulted in the Company recording incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ initial four-year periods. The deferral account balance also reflects an interest expense component based on the Company’s applicable short-term cost of borrowing, such expense being included in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs.

The Company discharges the deferral account liability by undertaking qualifying actions including providing broadband services to rural and remote communities, enhancing the accessibility to telecommunications services for individuals with disabilities and providing customer rebates for the balance. The Company recognizes the drawdown and amortization (over a period no longer than three years) of a proportionate share of the deferral account as qualifying actions are completed; such amortization is included in Other operating income.

(f)           Government assistance*

The Company recognizes government assistance on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred. As set out in Note 6, government assistance is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

(g)         Cost of acquisition and advertising costs

Costs of acquiring customers, that are expensed as incurred, include the total cost of hardware sold to customers, commissions, advertising and promotion related to the initial customer acquisition. Costs of acquiring customers, that are capitalized as incurred, include Company-owned hardware situated at customers’ premises and associated installation costs. Costs of acquisition that are expensed are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Goods and services purchased except for commissions paid to Company employees, which are included as Employee benefits expense. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

(h)         Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(i)            Leases

Leases are classified as finance or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under finance leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2011, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $250 million (2010 — $266 million (adjusted — Note 25(c))); of these amounts, less than $1 million (2010 — less than $1 million) was in respect of real estate leased from the Company’s pension plans, as discussed further in Note 14(b). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 24(a).

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

notes to consolidated financial statements

(j)            Depreciation, amortization and impairment*

Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate.

Estimated useful lives for the majority of the Company’s property, plant and equipment subject to depreciation are as follows:

Estimated useful lives(1)
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 16 years
Wireless site equipment	6.5 to 8 years
Balance of depreciable property, plant and equipment	3 to 40 years

(1)             The composite depreciation rate for the year ended December 31, 2011, was 5.0% (2010 — 5.1%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. One result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use (Note 15).

Estimated useful lives for the majority of the Company’s intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	40 years
Customer contracts, related customer relationships and leasehold interests	6 to 10 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

Impairment — general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (recoverable amounts being the greater of the assets’ or cash-generating units’ values in use or their fair values less costs to sell). Impairment losses are immediately recognized to the extent that the asset or cash-generating unit carrying values exceed their recoverable amounts. Should the recoverable amounts for previously impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.

Impairment — property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment loss would be recorded.

Impairment — intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment tests generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time.

The Company assesses its intangible assets with indefinite lives by comparing the recoverable amounts of the cash-generating units to the carrying amounts of its cash-generating units (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit). To the extent that the carrying values of the cash-generating units (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceed their recoverable amounts, the excess would reduce the carrying value of intangible assets with indefinite lives.

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

notes to consolidated financial statements

Subsequent to assessing its intangible assets with indefinite lives, the Company then assesses its goodwill by comparing the recoverable amounts of the cash-generating units to the carrying amounts of its cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit). To the extent that the carrying values of the cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceed their recoverable amounts, the excess would first reduce the carrying value of goodwill and any remainder would reduce the carrying value of the assets of the cash-generating unit on a pro-rated basis.

The Company has determined that its current cash-generating units are its reportable segments, Wireless and Wireline, as the reportable segments are the smallest identifiable groups of assets that generate net cash inflows that are largely independent of each other.

(k)         Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in Note 1(d).

The Company has minor foreign subsidiaries that do not have the Canadian dollar as their functional currency. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 10.

(l)           Income taxes*

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

The Company accounts for changes in substantively enacted tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes were substantively enacted; the Company has selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes. The Company accounts for changes in the estimates of prior year(s) tax balances as estimate revisions in the period in which the changes in estimate arose; the Company has selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

The Company’s research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. The Company only recognizes Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of the Company’s research and development activities will result in the Investment Tax Credits being received. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(m)     Share-based compensation

For share option awards granted after 2001, a fair value is determined for share option awards at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

notes to consolidated financial statements

Share option awards which have a net-equity settlement feature, as set out in Note 13(b), and which do not also have a net-cash settlement feature, are accounted for as equity instruments. The Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature as it is consistent with the accounting treatment afforded to the associated share option awards.

Share option awards which have a net-cash settlement feature, as set out in Note 13(b), are accounted for as liability instruments. If share option awards which have the net-cash settlement feature and which were granted subsequent to 2001 were to be settled using other than the net-cash settlement feature, they would be accounted for as equity instruments.

In respect of restricted stock units, as set out in Note 13(c), the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in Note 1(d)). The expense for restricted stock units that do not ultimately vest is reversed against the expense that had been previously recorded in their respect.

When share-based compensation vests in its entirety at one future point in time (cliff vesting), the expense is recognized by the Company on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), the expense is recognized by the Company using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant; such estimate is adjusted for actual experience.

(n)         Employee future benefit plans*

Defined benefit plans

The Company accrues for its obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) arising subsequent to, or on, January 1, 2010, the date of the Company’s transition to IFRS-IASB, are recognized in other comprehensive income in the period in which they arise as the Company believes that this better reflects the long-term nature of employee future benefits. See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

As discussed further in Note 25, unamortized actuarial gains (losses), past service costs and transitional assets (obligations) at January 1, 2010, were recognized directly in retained earnings at the transition date to, and as permitted by, IFRS-IASB.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined contribution plans

The Company uses defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of the Company’s employees, both of which provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), these plans are treated by the Company as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(o)         Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability on the statement of financial position when the amount of the cheques written but not cleared by the bank exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on the Company’s bilateral bank facilities, which revolve daily and are discussed further in Note 17.

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

notes to consolidated financial statements

(p)          Sales of trade receivables*

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in the Company’s derecognition of the trade receivables sold.

(q)          Inventories

The Company’s inventory consists primarily of wireless handsets, parts and accessories and telecommunications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories.

(r)          Property, plant and equipment; intangible assets*

General

Property, plant and equipment and intangible assets are recorded at historical cost and, with respect to self-constructed property, plant and equipment, include materials, direct labour and applicable overhead costs. With respect to internally developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of a sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company’s weighted-average cost of borrowing experienced during the reporting period.

When property, plant and/or equipment are sold by the Company, the net book value is netted against the sale proceeds and the difference, as set out in Note 6, is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

Asset retirement obligations

Provisions for liabilities, as set out in Note 19, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 8, is included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

(s)          Investments

The Company accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments as available-for-sale at their fair values unless the investment securities do not have quoted market prices in an active market, in which case the Company uses the cost basis of accounting whereby the investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. The cost of investments sold or amounts reclassified out of other comprehensive income into earnings are determined on a specific identification basis.

Unless there is an other than temporary decline in the value of an available-for-sale investment, the carrying values of available-for-sale investments are adjusted to estimated fair values with such adjustment being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of other comprehensive income. When there is an other than temporary decline in the value of an investment, the carrying values of investments accounted for using the equity, available-for-sale and cost methods are reduced to estimated fair values with any such reduction being included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

*                 Denotes accounting policy affected in the years ended December 31, 2011 and 2010, by the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

notes to consolidated financial statements

2                  accounting policy developments

Convergence with International Financial Reporting Standards as issued by the International Accounting Standards Board

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that resulted in Canadian generally accepted accounting principles, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company is required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date which the Company selected for adoption. Specific disclosures about transitional elections, adjustment of comparative amounts and other related transitional disclosures are set out in Note 25 of these consolidated financial statements.

(a)          Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In May 2010, the IASB issued Improvements to IFRSs — a collection of amendments to existing IFRSs and International Accounting Standards (IASs) — as a part of the annual improvements process. The Company has applied the amendments since January 1, 2010. The amendments did not have a material impact on the presentation of the Company’s results of operations, financial position or cash flows.

In October 2010, the IASB issued IFRS 7, Financial Instruments: Disclosures (amended 2010), which, in the Company’s instance, pertained to the disclosure of transferred financial assets (trade receivables) that are not derecognized. The Company’s current accounting policies and presentation and disclosure practices are such that they already comply with the amendments.

In June 2011, the IASB issued IAS 1, Presentation of Financial Statements (amended 2011), which pertained to presentation of items of other comprehensive income. The Company’s current accounting policies and presentation and disclosure practices are such that they already comply with the amendments.

(b)          Standards, interpretations and amendments to standards not yet effective and not yet applied

Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after January 1, 2013. Unless otherwise indicated, based upon current facts and circumstances, the Company does not expect to be materially affected by the application of the following standards and is currently determining which date(s) it plans for initial compliance.

•                  IFRS 7, Financial Instruments: Disclosures (amended 2011).

•                  IFRS 9, Financial Instruments, is required to be applied for periods beginning on or after January 1, 2015.

•                  Other than for the disclosure requirements therein, the following standards and amended standards must be initially applied concurrently:

•                  IFRS 10, Consolidated Financial Statements

•                  IFRS 11, Joint Arrangements

•                  IFRS 12, Disclosure of Interests in Other Entities

•                  IAS 27, Separate Financial Statements (amended 2011)

•                  IAS 28, Investments in Associates (amended 2011).

•                  IFRS 13, Fair Value Measurement.

•                  IAS 12, Income Taxes (amended 2011), is required to be applied for periods beginning on or after January 1, 2012.

•                  IAS 32, Financial Instruments (amended 2011), is required to be applied for periods beginning on or after January 1, 2014.

•                  IAS 19, Employee Benefits (amended 2011): Relative to the Company’s current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes (and thus will no longer be a significant estimate). In the determination of net income in the Company’s instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest”. Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. Unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but the Company expects that it will present such amount as a component of financing costs upon application of the amended standard.

As the Company’s current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined notes to consolidated financial statements

benefit plan assets to be invested in equity securities), the relative effect of the amended standard is expected to be a decrease in net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as related effects from the limit on defined benefit assets, if any, would be included in other comprehensive income as a re-measurement. The amended standard is not expected to affect the Company’s statement of financial position or the statement of cash flows.

The amended standard affects the Company’s Consolidated Statements of Income and Other Comprehensive Income as follows:

	2011			2010
Years ended December 31 (millions except per share amounts)	As currently reported	Amended IAS 19 effects	Pro forma	As currently reported	Amended IAS 19 effects	Pro forma
OPERATING EXPENSES
Employee benefits expense	$1,893	$113	$2,006	$1,906	$82	$1,988
FINANCING COSTS	$377	6	$383	$522	5	$527
INCOME TAXES	$376	(30)	$346	$335	(22)	$313
NET INCOME		(89)			(65)
OTHER COMPREHENSIVE INCOME
Item never subsequently reclassified to income
Defined benefit plans re-measurements	$(851)	89	$(762)	$(214)	65	$(149)
COMPREHENSIVE INCOME		$—			$—
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$3.76	$(0.28)	$3.48	$3.27	$(0.20)	$3.07
Diluted	$3.74	$(0.28)	$3.46	$3.27	$(0.20)	$3.07

The Company currently plans to initially apply the amended standard for periods beginning on or after January 1, 2013.

3                  capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to earnings before interest, taxes, depreciation and amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities. Net debt and EBITDA — excluding restructuring costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers; the calculations of these measures are as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants.

The reported dividend payout ratio is calculated as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: income tax-related adjustments; the loss on redemption of long-term debt; and the ongoing impacts of share options with the net-cash settlement feature.

notes to consolidated financial statements

During 2011, the Company’s strategy, which was unchanged from 2010, included maintaining the financial policy set out in the following schedule. The Company believes that its financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or twelve-month periods ended, December 31 ($ in millions)	Policy	2011	2010
			(adjusted – Note 25(c))
Components of debt and coverage ratios
Net debt(1)		$6,959	$6,869
EBITDA — excluding restructuring costs(2)		$3,813	$3,730
Net interest cost(3)		$377	$522

Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 – 2.0	1.8	1.8

Coverage ratios
Earnings coverage(4)		5.1	3.6
EBITDA — excluding restructuring costs interest coverage(5)		10.1	7.1

Other measures
Dividend payout ratio of adjusted net earnings(6)		64%	64%
Dividend payout ratio		62%	64%

(1)             Net debt is calculated as follows:

	2011	2010
Long-term debt (Note 20)	$6,574	$6,056
Debt issuance costs netted against long-term debt	27	28
Derivative liabilities, net	—	404
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	—	(2)
Cash and temporary investments, net	(46)	(17)
Short-term borrowings	404	400
Net debt	$6,959	$6,869

(2)             EBITDA — excluding restructuring costs is calculated as follows:

	2011	2010
		(adjusted – Note 25(c))
EBITDA (Note 5)	$3,778	$3,650
Restructuring costs (Note 19(b))	35	80
EBITDA — excluding restructuring costs	$3,813	$3,730

(3)             Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

(4)             Earnings coverage is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt, if any).

(5)             EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

(6)             Adjusted net earnings attributable to Common Shares and Non-Voting Shares is calculated as follows:

	2011	2010
		(adjusted – Note 25(c))
Net income attributable to Common Shares and Non-Voting Shares	$1,219	$1,048
Income tax-related adjustments	(21)	(30)
Loss on redemption of long-term debt, net of income taxes	—	37
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration, net of income taxes	(12)	—
Impacts of share options with the net-cash settlement feature, net of income taxes	(14)	(7)
Adjusted net earnings attributable to Common Shares and Non-Voting Shares	$1,172	$1,048

The net debt to EBITDA — excluding restructuring costs ratio was 1.8 times at December 31, 2011, unchanged from one year earlier; a small increase in net debt was offset by higher EBITDA — excluding restructuring costs. The earnings coverage ratio at December 31, 2011, was 5.1 times, up from 3.6 times a year earlier; lower gross interest expenses increased the ratio by 1.3, while higher income before gross interest expense and income taxes increased the ratio by 0.2. The EBITDA — excluding restructuring costs interest coverage ratio at December 31, 2011, was 10.1 times, up from 7.1 times a year earlier; lower net interest expenses increased the ratio by 2.7, while higher EBITDA — excluding restructuring costs increased the ratio by 0.3.

notes to consolidated financial statements

4                  financial instruments

(a)         Risks — overview

The Company’s financial instruments and the nature of risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	X		X
Short-term obligations		X	X	X
Accounts payable		X	X
Provisions (including restructuring accounts payable)		X	X		X
Long-term debt		X	X	X
Measured at fair value
Cash and temporary investments	X		X	X
Short-term investments				X	X
Long-term investments (not subject to significant influence)(1)			X		X
Foreign exchange derivatives(2)	X	X	X
Share-based compensation derivatives(2)	X	X			X
Cross currency interest rate swap derivatives(2)(3)	X	X	X	X

(1)             Long-term investments that are not subject to significant influence of the Company are measured at fair value if the fair values can be reliably measured.

(2)             Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(3)             The cross currency interest rate swap derivatives matured in fiscal 2011, as discussed further in Note 20(b).

(b)          Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c) and Note 20(b)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
		(adjusted – Note 25(d))	(Note 25(d))
Cash and temporary investments, net	$46	$17	$41
Accounts receivable	1,428	1,318	1,195
Derivative assets	17	9	1
	$1,491	$1,344	$1,237

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Statements of Financial Position. As at December 31, 2011, the weighted average life of customer accounts receivable was 29 days (December 31, 2010 — 28 days; January 1, 2010 — 31 days) and the weighted average life of past-due customer accounts receivable was 61 days (December 31, 2010 — 59 days; January 1, 2010 — 67 days). No interest is charged on customer accounts that are current. Thereafter, interest is charged at a market rate on outstanding balances.

notes to consolidated financial statements

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
		(adjusted – Note 25(d))	(Note 25(d))
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date	$796	$785	$692
30-60 days past billing date	224	216	171
61-90 days past billing date	65	53	49
Greater than 90 days past billing date	57	47	86
	$1,142	$1,101	$998
Customer accounts receivable (Note 24(a))	$1,178	$1,142	$1,057
Allowance for doubtful accounts	(36)	(41)	(59)
	$1,142	$1,101	$998

The Company maintains allowances (which are significant estimates) for potential credit losses related to doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

Years ended December 31 (millions)	2011	2010
Balance, beginning of period	$41	$59
Additions (doubtful accounts expense)	43	49
Net use	(48)	(67)
Balance, end of period	$36	$41

Derivative assets (and derivative liabilities)

Counterparties to the Company’s share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency (the counterparties to the Company’s cross currency interest rate swap agreements that matured in fiscal 2011 were also major financial institutions that had all been accorded investment grade ratings by a primary rating agency). The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit risk-related contingent features.

(c)          Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by:

•                  maintaining a daily cash pooling process that enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries;

•                  maintaining bilateral bank facilities (Note 18) and syndicated credit facilities (Note 20(d));

•                  the sales of trade receivables to an arm’s-length securitization trust;

•                 maintaining a commercial paper program;

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

As disclosed in Note 20(g), the Company has significant debt maturities in future years. As at December 31, 2011, the Company has access to a shelf prospectus, in effect until November 2013, pursuant to which it can offer $2.5 billion (December 31, 2010 — access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $2.0 billion; January 1, 2010 — access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $3.0 billion) of debt or equity securities. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets.

The Company closely matches the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage.

notes to consolidated financial statements

The Company’s undiscounted financial liability expected maturities do not differ significantly from the contractual maturities. The Company’s undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative(1)			Derivative
	Non-interest			Currency swaps amounts to
	bearing			be exchanged
	financial	Short-term	Long-term debt
As at December 31, 2011 (millions)	liabilities	borrowings(2)	(Note 20)	(Receive)	Pay	Total
2012
First quarter	$804	$6	$1,111	$(77)	$75	$1,919
Balance of year	513	5	276	(91)	89	792
2013	18	7	605	—	—	630
2014	—	405	980	—	—	1,385
2015	—	—	873	—	—	873
2016	—	—	807	—	—	807
Thereafter	—	—	4,070	—	—	4,070
Total	$1,335	$423	$8,722	$(168)	$164	$10,476

(1)             Subsequent to December 31, 2011, the Company entered into a loan commitment (that is subject to final documentation) in respect of a real estate joint venture, as discussed further in Note 17(b); that commitment has not been included in this table.

(2)             Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2011.

	Non-derivative				Derivative
As at	Non-interest		Long-term debt				Other financial liabilities
December 31,	bearing		All except		Currency swaps amounts to			Currency swaps amounts to
2010	financial	Short-term	finance	Finance	be exchanged(2)			be exchanged
(millions)	liabilities	borrowings(1)	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
										(adjusted – Note 25(d))
2011
First quarter	$1,173	$1	$161	$3	$—	$—	$13	$(116)	$118	$1,353
Balance of year	229	5	1,012	5	(766)	1,183	—	(190)	191	1,669
2012	1	403	597	—	—	—	—	—	—	1,001
2013	—	—	583	—	—	—	—	—	—	583
2014	—	—	958	—	—	—	—	—	—	958
2015	—	—	851	—	—	—	—	—	—	851
Thereafter	1	—	4,266	—	—	—	—	—	—	4,267
Total	$1,404	$409	$8,428	$8	$(766)	$1,183	$13	$(306)	$309	$10,682
			Total			$8,853

(1)            Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2010.

(2)             The amounts included in undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at December 31, 2010. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements.

notes to consolidated financial statements

	Non-derivative				Derivative
As at	Non-interest		Long-term debt				Other financial liabilities
January 1	bearing		All except		Currency swaps amounts to			Currency swaps amounts to
2010	financial	Short-term	finance	Finance	be exchanged(2)			be exchanged
(millions)	liabilities	borrowings(1)	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
										(Note 25(d))
2010
First quarter	$1,023	$1	$502	$1	$—	$—	$51	$(75)	$77	$1,580
Balance of year	309	3	418	1	(113)	175	9	(95)	95	802
2011	—	4	1,726	1	(1,473)	2,152	—	—	—	2,410
2012	—	502	546	—	—	—	—	—	—	1,048
2013	—	—	532	—	—	—	—	—	—	532
2014	—	—	907	—	—	—	—	—	—	907
Thereafter	1	—	3,813	—	—	—	—	—	—	3,814
Total	$1,333	$510	$8,444	$3	$(1,586)	$2,327	$60	$(170)	$172	$11,093
			Total			$9,188

(1)             Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at January 1, 2010.

(2)             The amounts included in undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at January 1, 2010. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements.

(d)          Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

As discussed further in Note 20(b), the Company was also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt would fluctuate because of changes in foreign exchange rates. Currency hedging relationships were established for the related semi-annual interest payments and principal payment at maturity.

Net income and other comprehensive income for the years ended December 31, 2011 and 2010, could have varied if Canadian dollar: U.S. dollar exchange rates varied from the actual transaction date rates. The following Canadian dollar: U.S. dollar exchange rate sensitivity analysis is based upon a hypothetical change having occurred throughout the reporting period (other than no change is reflected as at the statement of financial position date — see (g)) and having been applied to all relevant Consolidated Statement of Income and Other Comprehensive Income transactions. The income tax expenses, which are reflected net in the sensitivity analysis, reflect the applicable weighted average statutory income tax rates for the reporting periods.

	Net income and
	comprehensive income		Capital expenditures
Years ended December 31 ($ increase (decrease) in millions)	2011	2010	2011	2010
10% change in Cdn.$: U.S.$ exchange rate(1)
Canadian dollar appreciates	$27	$20	$(23)	$(17)
Canadian dollar depreciates	$(27)	$(20)	$23	$17

(1)             These sensitivities are hypothetical and should be used with caution. Changes in net income and comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and comprehensive income may not be linear. In this table, the effect of a variation in the Canadian dollar: U.S. dollar exchange rate on the amount of net income and comprehensive income is calculated without changing any other analysis inputs; in reality, changes in the Canadian dollar: U.S. dollar exchange rate may result in changes in another factor (for example, increased strength of the Canadian dollar may result in more favourable market interest rates), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption. The sensitivity analysis is prepared based on the simple average of the Canadian dollar: U.S. dollar exchange rate for the period.

In respect of U.S. dollar denominated inventory purchases, the current period’s purchases have been included in the sensitivity analysis by assuming that all items are sold in the period purchased. Similarly, this sensitivity analysis is based on the assumption that all U.S. dollar denominated accounts receivable and accounts payable arising in the period are collected and paid, respectively, in the period.

In respect of U.S. dollar denominated capital expenditures, the current period’s expenditures have been included in the sensitivity analysis by assuming one-half period’s straight-line depreciation and amortization in the year of acquisition and an estimated useful life of ten years; no consideration has been made for U.S. dollar denominated capital expenditures made in prior periods.

notes to consolidated financial statements

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities (Note 20(b)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuated with changes in market interest rates as the interest rate swapped to was fixed; absent early redemption, the related future cash flows would not have changed due to changes in market interest rates.

(f)            Other price risk

Provisions

The Company is exposed to other price risk arising from a written put option provided for a non-controlling interest, as discussed further in Note 16(e).

Short-term investments

If the balance of the short-term investments line item on the statement of financial position includes equity instruments, the Company would be exposed to equity price risks.

Long-term investments

The Company is exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 13(b)) and fix the Company’s cost associated with its restricted stock units (Note 13(c)).

(g)         Market risk

Net income and other comprehensive income for the years ended December 31, 2011 and 2010, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods — see (d)). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal and notional amounts have been used in the calculations.

notes to consolidated financial statements

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

The income tax expenses, which are reflected net in the sensitivity analysis, reflect the applicable weighted average statutory income tax rates for the reporting periods.

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2011	2010	2011	2010	2011	2010
Reasonably possible changes in market risks(1)
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(6)	$(7)	$(7)	$(10)	$(13)	$(17)
Canadian dollar depreciates	$6	$7	$7	$10	$13	$17
25 basis point change in market interest rate
Rate increases	$(2)	$(1)	$—	$—	$(2)	$(1)
Rate decreases	$2	$1	$—	$—	$2	$1
25%(2) change in Common Share and Non-Voting Share prices(3)
Price increases	$(2)	$(2)	$5	$4	$3	$2
Price decreases	$2	$1	$(5)	$(4)	$(3)	$(3)

(1)             These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates and market interest rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption.

No consideration has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)             To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.25-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 13(b), the volatility of the Company’s Non-Voting Share price as at December 31, 2011, was 24.1% (2010 — 4.50-year data period, 26.7%); reflecting the twelve-month data period ended December 31, 2011, the volatility was 13.5% (2010 — 14.2%).

(3)             The hypothetical effects of changes in the prices of the Company’s Common Shares and Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

The Company is exposed to other price risks in respect of its financial instruments, as discussed further in (f).

(h)         Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets.

The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates and interest rate yield curves as at the statement of financial position dates).

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

notes to consolidated financial statements

Derivative

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

				Fair value measurements at reporting date using
				Quoted prices in active markets for identical items			Significant other observable inputs			Significant unobservable inputs
	Carrying value			(Level 1)			(Level 2)			(Level 3)
As at (millions)	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Assets
Foreign exchange derivatives	$4	$—	$1	$—	$—	$—	$4	$—	$1	$—	$—	$—
Share-based compensation derivatives	13	9	—	—	—	—	13	9	—	—	—	—
	$17	$9	$1	$—	$—	$—	$17	$9	$1	$—	$—	$—
Liabilities
Foreign exchange derivatives	$—	$2	$2	$—	$—	$—	$—	$2	$2	$—	$—	$—
Share-based compensation derivatives	—	13	60	—	—	—	—	13	60	—	—	—
Cross currency interest rate swap derivatives	—	404	721	—	—	—	—	404	721	—	—	—
	$—	$419	$783	$—	$—	$—	$—	$419	$783	$—	$—	$—

The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		December 31, 2011			December 31, 2010			January 1, 2010
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar revenues to which hedge accounting is not applied	2012	$26	$—	$—	$48	$—	$—	$23	$1	$1
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases	2012	$89	3	3	$—	—	—	$—	—	—
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases to which hedge accounting is not applied	2012	$50	1	1	$—	—	—	$—	—	—
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging(2) (Note 13(c))	2012	$20	10	10	$14	4	4	$—	—	—
			$14	$14		$4	$4		$1	$1
Other Long-Term Assets
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging(2) (Note 13(c))	2013	$22	$3	$2	$15	$5	$4	$12	$—	$—
Deduct: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			(1)			(1)			—
			$2	$2		$4	$4		$—	$—

notes to consolidated financial statements

		December 31, 2011			December 31, 2010				January 1, 2010
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount		Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Liabilities
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases to which hedge accounting is not applied	2011	$—	$—	$—		$140	$1	$1	$102	$2	$2
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases	2011	$—	—	—		$121	1	1	$79	—	—
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 13(b))	2012	$4	—	—		$60	13	13	$130	51	51
- Hedging(1)(2) (Note 13(c))	2010	$—	—	—		$—	—	—	$26	9	9
Current amount of derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 20(b))	2011	$—	—	—		$1,133	404	407	$—	—	—
			—				419			62
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			—				3			—
			$—	$—	$		$422	$422		$62	$62
Other Long-Term Liabilities
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging(2) (Note 13(c))	2012	$—	$—	$—		$4	$—	$—	$—	$—	$—
Derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 20(b))	2011	$—	—	—		$—	—	—	$2,064	721	726
			—				—			721
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			—				—			5
			$—	$—			$—	$—		$726	$726

(1)             Designated as cash flow hedging items.

(2)             Hedge accounting is applied to derivatives that are designated as held for hedging.

notes to consolidated financial statements

Non-derivative

The Company’s long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	December 31, 2011		December 31, 2010		January 1, 2010
As at (millions)	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$6,574	$7,359	$6,056	$6,590	$6,172	$6,656

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income; there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized		Gain (loss) reclassified from other comprehensive
	in other comprehensive income		income into income (effective portion) (Note 10)
	(effective portion) (Note10 )			Amount
Years ended December 31 (millions)	2011	2010	Location	2011	2010
Derivatives used to manage currency risks
– Associated with U.S. dollar denominated debt	$(6)	$9	Financing costs	$(8)	$(59)
– Arising from U.S. dollar denominated purchases	8	(1)	Goods and services purchased	3	—
Derivatives used to manage changes in share-based compensation costs (Note 13(c))	13	7	Employee benefits expense	12	—
	$15	$15		$7	$(59)

The following table sets out gains and losses arising from derivative instruments that are classified as held for trading items and that are not designated as being in a hedging relationship, and their location within the Consolidated Statements of Income and Other Comprehensive Income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2011	2010
Derivatives used to manage currency risks	Financing costs	$7	$—
Derivatives used to manage changes in share-based compensation costs (Note 13(b))	Employee benefits expense	6	24
		$13	$24

5                  segmented information

The Company’s operating segments and reportable segments are Wireless and Wireline. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. The Wireline segment includes voice local, voice long distance, data (which includes: television; Internet, enhanced data and hosting services; and managed and legacy data services) and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The Company does not have material revenues attributed, or capital assets and goodwill located, outside of Canada.

The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision-maker).

notes to consolidated financial statements

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2011	2010	2011	2010	2011	2010	2011	2010
								(adjusted – Note 25(c))
Operating revenues
External revenue	$5,462	$5,012	$4,935	$4,780	$—	$—	$10,397	$9,792
Intersegment revenue	38	33	164	155	(202)	(188)	—	—
	$5,500	$5,045	$5,099	$4,935	$(202)	$(188)	$10,397	$9,792
EBITDA(1)	$2,186	$2,020	$1,592	$1,630	$—	$—	$3,778	$3,650
CAPEX(2)	$508	$463	$1,339	$1,258	$—	$—	$1,847	$1,721
EBITDA less CAPEX	$1,678	$1,557	$253	$372	$—	$—	$1,931	$1,929
					Operating revenues (above)		$10,397	$9,792
					Goods and services purchased		4,726	4,236
					Employee benefits expense		1,893	1,906
					EBITDA (above)		3,778	3,650
					Depreciation		1,331	1,339
					Amortization		479	402
					Operating income		$1,968	$1,909

(1)             Earnings before interest, taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less goods and services purchased and employee benefits expense. TELUS has issued guidance on, and reports, EBITDA because it is a key measure that management uses to evaluate performance of its business and is also utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (CAPEX).

6                  other operating income

Years ended December 31 (millions)	2011	2010
Government assistance, including deferral account amortization (Note 1(e))	$54	$48
Investment income (loss)	(2)	(2)
Gain on disposal of assets	3	4
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration (Notes 16(e), 19(a))	17	—
	$72	$50

The Company receives government assistance, as defined by IFRS-IASB, from a number of sources and includes such receipts in Other operating income.

CRTC portable subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed to incumbent local exchange carriers as portable subsidy payments to subsidize the costs of providing residential basic telephone services in non-forborne high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2011, the Company’s portable subsidy receipts were $32 million (2010 — $37 million).

The CRTC currently determines, at a national level, the total annual contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their CRTC-defined telecommunications service revenue. The final contribution expense rate for 2011 was 0.66% and the interim rate for 2012 has been similarly set at 0.66%. For the year ended December 31, 2011, the Company’s contributions to the central fund, which are accounted for as goods and services purchased, were $40 million (2010 — $46 million).

Government of Québec

Salaries for qualifying employment positions in the province of Quebec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2011, the Company recorded $14 million (2010 — $11 million).

notes to consolidated financial statements

7                  employee benefits expense

Years ended December 31 (millions)	2011	2010
		(adjusted – Note 25(c))
Employee benefits expense — gross
Wages and salaries	$2,049	$1,964
Share-based compensation (Note 13)	51	57
Pensions — defined benefit (Note 14(b))	(34)	(13)
Pensions — defined contribution (Note 14(g))	66	61
Other defined benefits (Note 14(c))	2	4
Restructuring costs (Note 19(b))	13	64
Other	124	132
	2,271	2,269
Capitalized internal labour costs
Property, plant and equipment	(284)	(271)
Intangible assets subject to amortization	(94)	(92)
	(378)	(363)
	$1,893	$1,906

8      financing costs

Years ended December 31 (millions)	2011	2010
		(adjusted – Note 25(c))
Interest expense
Interest on long-term debt	$374	$442
Interest on short-term borrowings and other	11	29
Interest accretion on asset retirement obligation (Note 19(a))	4	4
Loss on redemption of debt(1)	—	52
	389	527
Foreign exchange	(9)	(1)
	380	526
Interest income	(3)	(4)
	$377	$522

(1)        This amount includes a loss of $16 which arose from the associated settlement of financial instruments that were used to manage the foreign exchange rate risk associated with U.S. dollar denominated debt that was redeemed during the third quarter of 2010.

9                  income taxes

(a)          Expense composition and rate reconciliation

Years ended December 31 (millions)	2011	2010
		(adjusted – Note 25(c))
Current tax expense (recovery)
For current reporting period	$186	$182
Consequential adjustments from reassessment of prior year tax issues	(15)	(64)
	171	118
Deferred tax expense (recovery)
Arising from the origination and reversal of temporary differences	247	232
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(37)	(44)
Consequential adjustments from reassessment of prior year tax issues	(5)	29
	205	217
	$376	$335

notes to consolidated financial statements

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2011		2010
			(adjusted – Note 25(c))
Basic blended tax at weighted average statutory income tax rates	$433	27.2%	$402	29.0%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(37)		(44)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(20)		(35)
Share option award compensation	(1)		10
Other	1		2
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$376	23.6%	$335	24.1%

The Company’s basic blended weighted average statutory income tax rate is the aggregate of the following:

Years ended December 31	2011	2010
Basic federal rate	16.2%	17.7%
Weighted average provincial rate	10.4%	10.9%
Other tax jurisdictions	0.6%	0.4%
	27.2%	29.0%

(b)          Temporary differences

The Company must make significant estimates in respect of the composition of its deferred income tax liability. The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question.

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income tax expense recognized in the statements of income and other comprehensive income for each temporary difference are estimated as follows:

		Recognized in
(millions)	December 31, 2010	Net income	Other comprehensive income	Business acquisitions and other	December 31, 2011
	(adjusted – Note 25(d))
Property, plant and equipment and intangible assets subject to amortization	$326	$68	$—	$—	$394
Intangible assets with indefinite lives	1,092	19	—	2	1,113
Partnership income unallocated for income tax purposes	398	23	—	—	421
Net pension and share-based compensation amounts	(23)	65	(288)	—	(246)
Reserves not currently deductible	(92)	6	—	—	(86)
Losses available to be carried forward(1)	(36)	1	—	—	(35)
Other	18	23	2	(4)	39
Net deferred income tax liability	$1,683	$205	$(286)	$(2)	$1,600

(1)             The Company expects to be able to utilize its non-capital losses prior to expiry.

		Recognized in
(millions)	January 1, 2010	Net income	Other comprehensive income	Business acquisitions and other	December 31, 2010
	(Note 25(d))				(adjusted – Note 25(d))
Property, plant and equipment and intangible assets subject to amortization	$251	$75	$—	$—	$326
Intangible assets with indefinite lives	1,047	45	—	—	1,092
Partnership income unallocated for income tax purposes	437	(39)	—	—	398
Net pension and share-based compensation amounts	(52)	99	(70)	—	(23)
Reserves not currently deductible	(141)	49	—	—	(92)
Losses available to be carried forward(1)	(41)	5	—	—	(36)
Other	21	(17)	17	(3)	18
Net deferred income tax liability	$1,522	$217	$(53)	$(3)	$1,683

(1)             The Company expects to be able to utilize its non-capital losses prior to expiry.

IFRS-IASB requires the separate disclosure of temporary differences arising from the carrying value of the investment in subsidiaries and partnerships exceeding their tax base and for which no deferred income tax liabilities have been recognized. In the Company’s specific instance this is relevant to its investment in Canadian subsidiaries and Canadian partnerships. The Company is not required to recognize such deferred income tax liabilities as it is in a position notes to consolidated financial statements

to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. Although the Company is in a position to control the timing and reversal of temporary differences in respect of its non-Canadian subsidiaries, and it is not probable that such differences will reverse in the foreseeable future, it does recognize all potential taxes for repatriation of substantially all unremitted earnings in non-Canadian subsidiaries.

(c)          Other

The Company has net capital losses and such losses may only be applied against realized taxable capital gains. The Company expects to include a net capital loss carry-forward of $5 million (December 31, 2010 — $5 million; January 1, 2010 — $605 million) in its Canadian income tax returns. During the year ended December 31, 2011, the Company recognized the benefit of $NIL (2010 — $1 million) in net capital losses.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2011, the Company recorded Investment Tax Credits of $8 million (2010 — $20 million). Of the Investment Tax Credits recorded by the Company during the year ended December 31, 2011, $6 million (2010 — $15 million) was recorded as a reduction of capital and the balance was recorded as a reduction of Goods and services purchased.

10            other comprehensive income

	2011					2010
						(adjusted – Note 25)
	Other comprehensive income (loss)			Accumulated income (loss)		Other comprehensive income (loss)			Accumulated income (loss)
Years ended December 31 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))
Gains (losses) arising in current period	$15	$5	$10			$15	$11	$4
(Gains) losses arising in prior periods and transferred to net income in the current period	(7)	(3)	(4)			59	9	50
	8	2	6	$1	$7	74	20	54	$(53)	$1
Cumulative foreign currency translation adjustment	4	—	4	—	4	—	—	—	—	—
	12	2	10	1	11	74	20	54	(53)	1
Item never subsequently reclassified to income
Cumulative employee defined benefit plan actuarial gains (losses)(1)	(1,139)	(288)	(851)	(214)	(1,065)	(287)	(73)	(214)	—	(214)
	$(1,127)	$(286)	$(841)	$(213)	$(1,054)	$(213)	$(53)	$(160)	$(53)	$(213)

(1)             Cumulative employee defined benefit plan actuarial gains (losses) are only those amounts arising on or after January 1, 2010 (see Note 25); excluding the tax effects thereon, the cumulative net gain (loss) charged to other comprehensive income at December 31, 2011, was $(1,426) ( 2010 — $(287)).

As at December 31, 2011, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges which are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $3 million.

notes to consolidated financial statements

11            per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equalled diluted income attributable to Common Shares and Non-Voting Shares for all periods presented.

Years ended December 31 (millions)	2011	2010
Basic total weighted average Common Shares and Non-Voting Shares outstanding	324	320
Effect of dilutive securities
Share option awards	2	1
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	326	321

For the year ended December 31, 2011, certain outstanding share option awards, in the amount of 1 million (2010 — 5 million), were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

12            dividends per share

(a)          Dividends declared

	2011				2010
Years ended December 31 (millions	Declared		Paid to		Declared		Paid to
except per share amounts)	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Common Share and Non-Voting Share dividends	Mar. 11, 2011	$0.525	Apr. 1, 2011	$170	Mar. 11, 2010	$0.475	Apr. 1, 2010	$152
	Jun. 10, 2011	0.550	Jul. 4, 2011	178	Jun. 10, 2010	0.500	Jul. 2, 2010	161
	Sep. 9, 2011	0.550	Oct. 3, 2011	179	Sep. 10, 2010	0.500	Oct. 1, 2010	160
	Dec. 9, 2011	0.580	Jan. 3, 2012	188	Dec. 10, 2010	0.525	Jan. 4, 2011	169
		$2.205		$715		$2.000		$642

	2011			2010
	Dividends declared in			Dividends declared in
Years ended December 31 (millions)	Prior fiscal year	Current fiscal year	Total	Prior fiscal year	Current fiscal year	Total
Common Share and Non-Voting Share dividends
Payable, beginning of period	$169	$—	$169	$150	$—	$150
Declared	N/A	715	715	N/A	642	642
Paid in cash	(115)	(527)	(642)	(129)	(344)	(473)
Reinvested in Non-Voting Shares issued from Treasury	(54)	—	(54)	(21)	(129)	(150)
Payable, end of period	$—	$188	$188	$—	$169	$169

On February 8, 2012, the Board of Directors declared a quarterly dividend of $0.58 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company payable on April 2, 2012, to holders of record at the close of business on March 9, 2012. The final amount of the dividend payment depends upon the number of Common Shares and Non-Voting Shares issued and outstanding at the close of business on March 9, 2012.

On February 21, 2012, the Board of Directors declared a quarterly dividend of $0.61 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on July 3, 2012, to holders of record at the close of business on June 8, 2012.  In the event that the proposed share conversion of Non-Voting Shares to Common Shares on a one for one basis receives all requisite approvals (see Note 21(a)) and is effective prior to the dividend record date of June 8, 2012, holders of record on such date who previously held Non-Voting Shares would hold Common Shares and would therefore receive the same dividend as all other holders of Common Shares.

(b)          Dividend Reinvestment and Share Purchase Plan

General

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares and Non-Voting Shares may acquire Non-Voting Shares through the reinvestment of dividends and by making additional optional cash payments to the trustee. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market.

notes to consolidated financial statements

Reinvestment of dividends

The Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. In respect of dividends reinvested during the three-month period ended March 31, 2011, the Company issued Non-Voting Shares from Treasury at a discount of 3%. The Company opted to have the trustee acquire the Non-Voting Shares in the stock market commencing March 1, 2011, with no discount. In respect of Common Share and Non-Voting Share dividends declared during the year ended December 31, 2011, $34 million (2010 — $183 million) was to be reinvested in Non-Voting Shares.

Optional cash payments

Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

13            share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as employee benefits expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2011			2010
Years ended December 31 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$(10)	$(7)	$(17)	$1	$(24)	$(23)
Restricted stock units(2)	31	(26)	5	29	(36)	(7)
Employee share purchase plan	30	(30)	—	27	(27)	—
	$51	$(63)	$(12)	$57	$(87)	$(30)

(1)             The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(i)), was $(19) (2010 — $(10)).

(2)             The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

For the year ended December 31, 2011, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $7 million (2010 — $18 million). Similarly, for the year ended December 31, 2011, the associated operating cash outflows in respect of restricted stock units include cash inflows arising from the cash-settled equity swap agreements of $7 million (2010 — cash outflows of $4 million). For the year ended December 31, 2011, the income tax benefit arising from share-based compensation was $15 million (2010 — $6 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)          Share option awards

General

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. The Company uses share option awards as a form of retention and incentive compensation. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

Share option awards accounted for as equity instruments

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2011	2010
Share option award fair value (per share option)	$6.75	$4.30
Risk free interest rate	2.3%	2.5%
Expected lives(1) (years)	4.25	4.5
Expected volatility	25.7%	26.3%
Dividend yield	4.5%	5.8%

(1)             The maximum contractual term of the share option awards granted in 2011 and 2010 was seven years.

notes to consolidated financial statements

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Had the weighted average assumptions for grants of share option awards that are reflected in the expense disclosures above been varied by 10% and 20%, the compensation cost arising from share option awards for the year ended December 31, 2011, would have varied as follows:

	Hypothetical change in assumptions(1)
($ in millions)	10%	20%
Risk free interest rate	$—	$—
Expected lives (years)	$—	$—
Expected volatility	$1	$2
Dividend yield	$1	$1

(1)             These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the compensation cost arising from share option awards. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the compensation cost arising from share option awards is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

Some share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at the Company’s option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company has entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with substantially all of the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards (all of which are for Non-Voting Shares granted subsequent to 2001) and the composition of their capped exercise-date fair values.

As at December 31, 2011 ($ in millions except per affected outstanding share option award)
Weighted average exercise price	$15.91
Weighted average grant-date fair value	4.85
Incremental expense arising from net-cash settlement feature	34.39
Exercise-date fair value capped by cash-settled equity swap agreement	$55.15
Affected share option awards outstanding	66,300
Aggregate intrinsic value(1)	$3

(1)             The aggregate intrinsic value is calculated upon the December 31, 2011, per share price of $54.64 for Non-Voting Shares. The difference between the aggregate intrinsic value amount in this table and the amount disclosed in Note 24(a) is the effect, if any, of recognizing no less than the expense arising from the grant-date fair values for the affected share option awards outstanding.

(c)         Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is nominally equal in value to one Non-Voting Share together with the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding shares at the grant date. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

notes to consolidated financial statements

The following table presents a summary of the activity related to the Company’s restricted stock units.

	2011			2010
	Number of restricted stock units		Weighted average grant-	Number of restricted stock units		Weighted average grant-
Years ended December 31	Non-vested	Vested	date fair value	Non-vested	Vested	date fair value
Outstanding, beginning of period
Non-vested	1,359,066	—	$32.46	1,385,091	—	$37.76
Vested	—	24,689	31.86	—	24,226	37.03
Issued
Initial award	801,137	—	46.75	754,057	—	33.82
In lieu of dividends	83,717	59	49.98	90,384	44	40.18
Vested	(627,281)	627,281	31.57	(771,417)	771,417	43.11
Settled in cash	—	(636,078)	31.62	—	(770,998)	43.28
Forfeited and cancelled	(144,803)	—	35.91	(99,049)	—	36.89
Outstanding, end of period
Non-vested	1,471,836	—	40.60	1,359,066	—	32.46
Vested	—	15,951	$38.39	—	24,689	$31.86

With respect to certain issuances of restricted stock units, the Company has entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at December 31, 2011, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
2012	538,000	$38.13	203,125	741,125
2013	447,000	$50.98	283,711	730,711
	985,000		486,836	1,471,836

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees up to a certain job classification can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and up to 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, the Company is required to contribute a percentage between 20% and 40% as designated by the Company. For the years ended December 31, 2011 and 2010, the Company contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, the Company contributed 35%. The Company records its contributions as a component of Employee benefits expense and the Company’s contribution vests on the earlier of a plan participant’s last day in the Company’s employ or the last business day of the calendar year of the Company’s contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit their in-year Company contribution.

Years ended December 31 (millions)	2011	2010
Employee contributions	$78	$73
Company contributions	30	27
	$108	$100

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2011 and 2010, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

notes to consolidated financial statements

14            employee future benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. As at December 31, 2011, all registered defined benefit pension plans are closed to substantially all new participants and substantially all benefits have vested. Other employee benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant reflects the general development of the Company.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees who joined the Company prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company’s total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan which, subject to certain limited exceptions, ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of the Company’s total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined the Company prior to April 1, 2006, any non-supervisory employee governed by a collective agreement prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of the Company’s total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

Other defined benefit pension plans

In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are primarily funded only as benefits are paid.

The Company has three contributory, non-indexed defined benefit pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company’s total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Company contributions are determined in accordance with provisions of negotiated labour contracts, the current one of which is in notes to consolidated financial statements

effect until December 31, 2015, and are generally based on employee gross earnings. The Company is not required to guarantee the benefits or assure the solvency of the plan and is not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2011 and 2010, the Company’s contributions comprised substantially all of the employer contributions to the union pension plan; similarly, substantially all of the plan participants were active and retired employee participants of the Company.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

The Company offers two defined contribution pension plans, which are contributory, and are the Company-sponsored pension plans available to non-unionized and certain unionized employees. Generally, employees annually can choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. The Company will match 100% of the contributions of the employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that. Generally, membership in a defined contribution pension plan is voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan.

(a)          Defined benefit plans — funded status overview

Information concerning the Company’s defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2011	2010	2011	2010
Accrued benefit obligation:
Balance at beginning of year	$6,958	$6,376	$75	$71
Current service cost	110	103	1	—
Interest cost	360	368	2	5
Actuarial loss (gain) arising from:
Demographic assumptions	(26)	(32)	(2)	1
Financial assumptions	700	484	4	3
Benefits paid	(354)	(341)	(5)	(5)
Balance at end of year	7,748	6,958	75	75
Plan assets:
Fair value at beginning of year	6,765	6,316	29	30
Return on plan assets
Expected long-term rate of return on plan assets	474	454	1	1
Actual return on plan assets greater (less) than expected long-term rate of return on plan assets	(461)	169	—	—
Contributions
Employer contributions (e)	297	137	1	3
Employees’ contributions	30	30	—	—
Benefits paid	(354)	(341)	(5)	(5)
Fair value at end of year	6,751	6,765	26	29
Effect of asset ceiling limit
Beginning of year	5	5	—	—
Effect of experience related underwriting agreement	—	—	2	—
End of year	5	5	2	—
Fair value of plan assets at end of year, net of asset ceiling limit	6,746	6,760	24	29
Funded status — plan surplus (deficit)	$(1,002)	$(198)	$(51)	$(46)

notes to consolidated financial statements

The plan surplus (deficit) is reflected in the Consolidated Statements of Financial Position as follows:

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
		(adjusted – Note 25(d))	(Note 25(d))
Funded status — plan surplus (deficit)
Pension benefit plans	$(1,002)	$(198)	$(65)
Other benefit plans	(51)	(46)	(41)
	$(1,053)	$(244)	$(106)
Presented in the Consolidated Statements of Financial Position as:
Other long-term assets (Note 24(a))	$—	$179	$251
Other long-term liabilities (Note 24(a))	(1,053)	(423)	(357)
	$(1,053)	$(244)	$(106)

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

(b)          Defined benefit pension plans — details

Expense

The Company’s defined benefit pension plan expense was as follows:

	2011			2010
				(adjusted – Note 25(c))
Years ended December 31 (millions) Recognized in	Employee benefits expense	Other comprehensive income	Total	Employee benefits expense	Other comprehensive income	Total
Current service cost	$80	$—	$80	$73	$—	$73
Return on plan assets net of interest
Interest cost on accrued benefit obligation	360	—	360	368	—	368
Return on plan assets(1)	(474)	461	(13)	(454)	(169)	(623)
	(114)	461	347	(86)	(169)	(255)
Actuarial loss (gain) arising from:
Demographic assumptions	—	(26)	(26)	—	(32)	(32)
Financial assumptions	—	700	700	—	484	484
	—	674	674	—	452	452
	$(34)	$1,135	$1,101	$(13)	$283	$270

(1)             The return on plan assets included in employee benefits expense reflects management’s expected long-term rate of return, as discussed further in (f).

Experience adjustments

The Company’s defined benefit pension plan experience adjustments were as follows:

As at, or for the years ended, December 31 (millions)	2011	2010	2009	2008	2007
Funded status
Fair value of plan assets	$6,746	$6,760	$6,311	$5,649	$6,908
Accrued benefit obligation	7,748	6,958	6,376	5,243	6,347
Plan surplus (deficit)	$(1,002)	$(198)	$(65)	$406	$561
Actuarial loss (gain) arising from:(1)
Fair value of plan assets	$461	$(169)	$(364)	$1,596	$236
Accrued benefit obligation
Demographic assumptions	(26)	(32)	61	96	38
Financial assumptions (f)	700	484	930	(1,376)	(446)
	674	452	991	(1,280)	(408)
Net	$1,135	$283	$627	$316	$(172)

(1)             The actuarial losses (gains) experienced subsequent to December 31, 2009, have been recognized in other comprehensive income, as set out in Note 1(n) and Note 10; those experienced prior to January 1, 2010, have been recognized in retained earnings, as discussed further in Note 25.

notes to consolidated financial statements

Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of defined benefit pension plans surpluses and deficits at year-end was as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
As at (millions)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$22	$22	$—	$4,328	$4,510	$182	$3,544	$3,794	$250
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	7,474	6,724	(750)	2,401	2,250	(151)	2,627	2,517	(110)
Unfunded	252	—	(252)	229	—	(229)	205	—	(205)
	7,726	6,724	(1,002)	2,630	2,250	(380)	2,832	2,517	(315)
	$7,748	$6,746	$(1,002)	$6,958	$6,760	$(198)	$6,376	$6,311	$(65)

As at December 31, 2011 and 2010, and January 1, 2010, undrawn Letters of Credit secured certain of the unfunded defined benefit pension plans.

Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company’s disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end was as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
As at (millions)	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$516	$540	$24	$5,857	$6,204	$347	$5,353	$5,789	$436
Pension plans that have accumulated benefit obligations in excess of plan assets
Funded	6,683	6,206	(477)	599	556	(43)	545	522	(23)
Unfunded	232	—	(232)	210	—	(210)	189	—	(189)
	6,915	6,206	(709)	809	556	(253)	734	522	(212)
	$7,431	$6,746	$(685)	$6,666	$6,760	$94	$6,087	$6,311	$224

Future benefit payments

Estimated future benefit payments from the Company’s defined benefit pension plans, calculated as at December 31, 2011, are as follows:

Years ending December 31 (millions)
2012	$374
2013	389
2014	405
2015	419
2016	432
2017-2021	2,295

notes to consolidated financial statements

Fair value measurements

Information about the fair value measurements of the Company’s defined benefit pension plans’ assets, in aggregate, is as follows:

				Fair value measurements at reporting date using
	Total			Quoted prices in active markets for identical items			Other
As at (millions)	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Asset class
Equity securities
Canadian	$1,998	$2,174	$1,921	$1,632	$1,790	$1,743	$366	$384	$178
Foreign	1,771	1,589	1,415	1,285	1,122	969	486	467	446
Debt securities
Debt securities issued by national, provincial or local governments	1,346	1,357	1,207	946	1,071	1,014	400	286	193
Corporate debt securities	692	558	620	—	—	—	692	558	620
Asset-backed securities	38	54	45	—	—	—	38	54	45
Commercial mortgages	253	218	312	—	—	—	253	218	312
Cash and cash equivalents	213	386	389	1	17	25	212	369	364
Real estate	440	429	393	55	51	45	385	378	348
Other	—	—	14	—	—	—	—	—	14
	6,751	6,765	6,316	$3,919	$4,051	$3,796	$2,832	$2,714	$2,520
Effect of asset ceiling limit	(5)	(5)	(5)
	$6,746	$6,760	$6,311

As at December 31, 2011, pension and other benefit trusts administered by the Company held shares of TELUS Corporation that had a fair value of $2 million (December 31, 2010 — $5 million; January 1, 2010 — $5 million). As at December 31, 2010, pension and other benefit trusts administered by the Company leased real estate to the Company with a fair value of $31 million (January 1, 2010 — $31 million) (the fair value of the leased real estate was not determinable by a quoted price in an active market for an identical item); as at December 31, 2011, pension and other benefit trusts administered by the Company did not lease real estate to the Company.

(c)          Other defined benefit plans — details

Expense

The Company’s other defined benefit plan expense was as follows:

	2011			2010
				(adjusted – Note 25(c))
Years ended December 31 (millions) Recognized in	Employee benefits expense	Other comprehensive income	Total	Employee benefits expense	Other comprehensive income	Total
Current service cost	$1	$—	$1	$—	$—	$—
Return on plan assets net of interest
Interest cost on accrued benefit obligation	2	—	2	5	—	5
Return on plan assets(1)	(1)	—	(1)	(1)	—	(1)
	1	—	1	4	—	4
Actuarial loss (gain) arising from:
Demographic assumptions	—	(2)	(2)	—	1	1
Financial assumptions	—	4	4	—	3	3
	—	2	2	—	4	4
Change in the effect of limiting net defined benefit assets to the asset ceiling	—	2	2	—	—	—
	$2	$4	$6	$4	$4	$8

(1)             The return on plan assets included in employee benefits expense reflects management’s expected long-term rate of return, as discussed further in (f).

notes to consolidated financial statements

Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of other defined benefit plans surpluses and deficits at year-end was as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
As at (millions)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)
Other benefit plan that has plan assets in excess of accrued benefit obligations	$24	$24	$—	$27	$29	$2	$27	$30	$3
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	51	—	(51)	48	—	(48)	44	—	(44)
	$75	$24	$(51)	$75	$29	$(46)	$71	$30	$(41)

Future benefit payments

Estimated future benefit payments from the Company’s other defined benefit plans, calculated as at December 31, 2011, are as follows:

Years ending December 31 (millions)
2012	$5
2013	5
2014	5
2015	5
2016	5
2017-2021	21

Fair value measurements

As at December 31, 2011 and 2010, the Company had only one other defined benefit plan and it had only one asset, an experience related underwriting agreement, which does not have a fair value determinable by a quoted price in an active market for an identical item.

(d)          Plan investment strategies and policies

The Company’s primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans’ assets within a level of risk acceptable to the Company.

Risk management

The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and characteristics of the plans’ memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing body. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations, 1985’s permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company’s predecessors. Externally managed funds are permitted to invest in securities of the Company, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification

The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20-30% of total plans’ assets) of the investment in equity notes to consolidated financial statements

securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plans’ assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plans’ assets, potential long-term inflation hedging and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of its defined benefit pension plans, the Company purposely mismatches plan assets and benefit obligations. This mismatching is implemented by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations.

As at December 31, 2011, the present value-weighted average timing of obligation estimated cash flows (duration) of the defined benefit pension plans was 13.6 years (December 31, 2010 — 13.0 years; January 1, 2010 — 13.1 years) and of the other defined benefit plans was 7.0 years (December 31, 2010 — 7.1 years; January 1, 2010 — 6.8 years).

Compensation for liquidity issues that may have otherwise arisen from mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations

Information concerning the Company’s defined benefit plans’ target asset allocations and actual asset allocations is as follows:

	Pension benefit plans			Other benefit plans
	Target	Percentage of plan assets at		Target	Percentage of plan assets at
	allocation	end of year		allocation	end of year
	2012	2011	2010	2012	2011	2010
Equity securities	45-60%	56%	56%	—	—	—
Debt securities	35-45%	37%	38%	—	—	—
Real estate	4-8%	7%	6%	—	—	—
Other	0-2%	—	—	100%	100%	100%
		100%	100%		100%	100%

(e)          Employer contributions

The determination of the minimum funding amounts for substantially all of the Company’s registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

•                  Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces the Company’s minimum funding requirement of current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis.

•                  As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years.

The best estimates of fiscal 2012 employer contributions to the Company’s defined benefit plans are approximately $172 million (including a discretionary contribution of $100 million made in January 2012) for defined benefit pension plans and $NIL for other defined benefit plans. These estimates (other than for the discretionary contribution of $100 million made in January 2012) are based upon the mid-year 2011 annual funding reports that were prepared by actuaries using December 31, 2010, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2012.

(f)            Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions to be used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

notes to consolidated financial statements

Demographic assumptions

The Company uses the 1994 Uninsured Pensioner Mortality Table (UP94 Table) and with generational projection for future mortality improvements using Mortality Table Projection Scale AA.

Financial assumptions

The discount rate, which is used to determine the accrued benefit obligation, is based on the yield on long-term, high-quality fixed term investments, and is set annually. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring the Company’s accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	2011	2010		2011	2010
Discount rate used to determine:
Net benefit costs for the year ended December 31	5.25%	5.85	%(2)	4.97%	5.67	%(2)
Accrued benefit obligation as at December 31	4.50%	5.25%		4.50%	4.97%

Expected long-term rate of return(1) on plan assets used to determine:
Net benefit costs for the year ended December 31	7.00%	7.25	%(2)	2.50%	2.50	%(2)
Accrued benefit obligation as at December 31	6.75%	7.00%		2.50%	2.50%

Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00	%(2)	—	—
Accrued benefit obligation as at December 31	3.00%	3.00%		—	—

(1)             The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see (d)). Forecasted returns arise from the Company’s ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.

(2)             The rates used to determine the net benefit costs for the year ended December 31, 2010, are equal to the rates used to determine the accrued benefit obligation as at January 1, 2010.

	Pension benefit plans		Other benefit plans
2011 sensitivity(1) of key assumptions (year ended, or as at, December 31, 2011) (millions)	Change in obligation	Change in expense	Change in obligation	Change in expense
Impact of hypothetical 25 basis point decrease(2) in:
Discount rate	$262	$—	$1	$—
Expected long-term rate of return on plan assets		$17		$—
Rate of future increases in compensation	$27	$4	$—	$—

(1)            The sensitivities in this table are not comparable to those disclosed by the Company in previous periods due to the convergence of Canadian GAAP for publicly accountable enterprises with IFRS-IASB, as discussed further in Note 2 and Note 25.

(2)             These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 25 basis point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

(g)         Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2011	2010
Union pension plan and public service pension plan contributions	$27	$27
Other defined contribution pension plans	39	34
	$66	$61

The Company expects that its 2012 union pension plan and public service pension plan contributions will be approximately $27 million.

notes to consolidated financial statements

15            property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under finance lease	Other	Land	Assets under construction	Total
	(adjusted – Note 25(d))
At cost
As at January 1, 2010	$22,141	$2,244	$13	$1,644	$49	$431	$26,522
Additions(1)	443	15	10	35	—	840	1,343
Dispositions, retirements and other	(568)	(13)	(2)	(182)	—	—	(765)
Reclassifications	675	105	—	53	—	(833)	—
As at December 31, 2010	22,691	2,351	21	1,550	49	438	27,100
Additions(1)	502	19	1	41	7	887	1,457
Additions arising from business acquisitions (Note 16(e))	—	11	—	7	—	—	18
Dispositions, retirements and other	(206)	(7)	1	(51)	(1)	—	(264)
Reclassifications	779	99	—	75	—	(953)	—
As at December 31, 2011	$23,766	$2,473	$23	$1,622	$55	$372	$28,311

Accumulated depreciation
As at January 1, 2010	$16,040	$1,333	$9	$1,308	$—	$—	$18,690
Depreciation	1,088	118	2	131	—	—	1,339
Dispositions, retirements and other	(573)	(8)	(1)	(178)	—	—	(760)
As at December 31, 2010	16,555	1,443	10	1,261	—	—	19,269
Depreciation	1,091	121	2	117	—	—	1,331
Dispositions, retirements and other	(218)	(4)	8	(39)	—	—	(253)
As at December 31, 2011	$17,428	$1,560	$20	$1,339	$—	$—	$20,347

Net book value
As at January 1, 2010	$6,101	$911	$4	$336	$49	$431	$7,832
As at December 31, 2010	$6,136	$908	$11	$289	$49	$438	$7,831
As at December 31, 2011	$6,338	$913	$3	$283	$55	$372	$7,964

(1)             For the year ended December 31, 2011, additions include $15 (2010 — $12) in respect of asset retirement obligations.

The gross carrying amount of fully depreciated property, plant and equipment that was still in use as at December 31, 2011, was $3.0 billion (December 31, 2010 — $3.0 billion; January 1, 2010 — $2.6 billion).

As at December 31, 2011, the Company’s contractual commitments for the acquisition of property, plant and equipment were $188 million over a period through to 2013 (December 31, 2010 — $170 million over a period through to 2013).

notes to consolidated financial statements

16            intangible assets and goodwill

(a)          Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
							(adjusted – Note 25(d))
At cost
As at January 1, 2010	$245	$137	$2,408	$104	$158	$3,052	$4,867	$7	$4,874	$7,926	$3,936	$11,862
Additions	—	—	38	8	344	390	—	—	—	390	—	390
Dispositions, retirements and other	—	—	(213)	—	—	(213)	—	—	—	(213)	—	(213)
Reclassifications	—	—	262	—	(262)	—	—	—	—	—	—	—
As at December 31, 2010	245	137	2,495	112	240	3,229	4,867	7	4,874	8,103	3,936	12,039
Additions	—	—	39	4	347	390	—	—	—	390	—	390
Additions arising from business acquisitions (e)	—	60	1	—	—	61	—	—	—	61	110	171
Dispositions, retirements and other	—	—	(256)	(23)	—	(279)	—	—	—	(279)	(21)	(300)
Reclassifications	—	—	422	—	(422)	—	—	—	—	—	—	—
As at December 31, 2011	$245	$197	$2,701	$93	$165	$3,401	$4,867	$7	$4,874	$8,275	$4,025	$12,300
Accumulated amortization
As at January 1, 2010	$52	$27	$1,605	$76	$—	$1,760	$—	$—	$—	$1,760	$364	$2,124
Amortization	6	14	378	4	—	402	—	—	—	402	—	402
Dispositions, retirements and other	—	—	(211)	—	—	(211)	—	—	—	(211)	—	(211)
As at December 31, 2010	58	41	1,772	80	—	1,951	—	—	—	1,951	364	2,315
Amortization(2)	6	19	431	4	—	460	—	—	—	460	19	479
Dispositions, retirements and other	—	—	(267)	(22)	—	(289)	—	—	—	(289)	(19)	(308)
As at December 31, 2011	$64	$60	$1,936	$62	$—	$2,122	$—	$—	$—	$2,122	$364	$2,486
Net book value
As at January 1, 2010	$193	$110	$803	$28	$158	$1,292	$4,867	$7	$4,874	$6,166	$3,572	$9,738
As at December 31, 2010	$187	$96	$723	$32	$240	$1,278	$4,867	$7	$4,874	$6,152	$3,572	$9,724
As at December 31, 2011	$181	$137	$765	$31	$165	$1,279	$4,867	$7	$4,874	$6,153	$3,661	$9,814

(1)    Accumulated amortization of goodwill is amortization recorded prior to 2002.

(2)    Includes a goodwill impairment relating to an immaterial Wireline segment subsidiary classified as held for sale at, and disposed of subsequent to, December 31, 2011.

The gross carrying amount of fully amortized intangible assets subject to amortization that were still in use as at December 31, 2011, was $662 million (December 31, 2010 — $772 million; January 1, 2010 — $752 million).

As at December 31, 2011, the Company’s contractual commitments for the acquisition of intangible assets were $142 million over a period through to 2018 (December 31, 2010 — $134 million over a period through to 2018).

notes to consolidated financial statements

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated for such assets held as at December 31, 2011, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2012	$406
2013	248
2014	104
2015	44
2016	32

(c)          Intangible assets with indefinite lives — spectrum licences

The Company’s intangible assets with indefinite lives include spectrum licences granted by Industry Canada. Industry Canada’s spectrum licence policy terms indicate that the spectrum licences will likely be renewed. The Company’s spectrum licences are expected to be renewed every 20 years (December 31, 2010 — every 5 years or every 10 years; January 1, 2010 — every 5 years or every 10 years) following a review by Industry Canada of the Company’s compliance with licence terms. In addition to current usage, the Company’s licensed spectrum can be used for planned and new technologies. As a result of the combination of these significant factors, the Company’s spectrum licences are currently considered to have indefinite lives.

(d)          Impairment testing of intangible assets with indefinite lives and goodwill

As referred to in Note 1(j), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for the Company.

The carrying amounts of intangible assets with indefinite lives and goodwill allocated to each cash-generating unit are as set out in the following table.

	Intangible assets with indefinite lives			Goodwill			Total
As at (millions)	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
		(adjusted – Note 25(d))	(Note 25(d))
Wireless	$4,874	$4,874	$4,874	$2,644	$2,606	$2,606	$7,518	$7,480	$7,480
Wireline	—	—	—	1,017	966	966	1,017	966	966
	$4,874	$4,874	$4,874	$3,661	$3,572	$3,572	$8,535	$8,446	$8,446

The recoverable amounts of the cash-generating units’ assets have been determined based on a value in use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future. The value in use calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples. The Company considers a range of reasonably possible amounts to use for key assumptions and decides upon amounts that represent management’s best estimates. In the normal course, changes are made to key assumptions to reflect current (at time of test) economic conditions, updating of historical information used to develop the key assumptions and changes in the Company’s debt ratings.

The cash flow projection key assumptions are based upon the Company’s approved financial forecasts which span a period of three years and are discounted, for December 2011 annual test purposes, at a consolidated pre-tax notional rate of 9.39% (December 2010 — 9.49%; January 1, 2010 — 8.89%). For impairment testing valuation purposes, the cash flows subsequent to the three-year projection period are extrapolated, for December 2011 annual test purposes, using perpetual growth rates of 1.75% (December 2010 — 1.75%; January 1, 2010 — 1.75%) for the wireless cash-generating unit and zero (December 2010 — zero; January 1, 2010 — zero) for the wireline cash-generating unit; these growth rates do not exceed the observed long-term average growth rates for the markets in which the Company operates.

The Company validates its value in use results through the use of the market-comparable approach and analytical review of industry and Company-specific facts. The market-comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the cash-generating units is reasonable based on current market values of the Company.

The Company believes that any reasonably possible change in the key assumptions on which its cash-generating units recoverable amounts are based would not cause the cash-generating units’ carrying amounts (including the notes to consolidated financial statements

intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) to exceed their recoverable amounts. If the future were to adversely differ from management’s best estimate of key assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Sensitivity testing was conducted as a part of the December 2011 annual test. A component of the sensitivity testing was a break-even analysis. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future.

(e)         Business acquisitions

Transactel (Barbados) Inc.

During the three-month period ended March 31, 2011, the Company acquired control of Transactel (Barbados) Inc., a business process outsourcing and call centre company with facilities in two Central American countries. The investment was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities, and acquiring multi-site redundancy in support of other facilities. The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquiree in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the assembled workforce; the established operation with certain capabilities in the industry; and the geographic location of the acquiree). The amount assigned to goodwill is not expected to be deductible for tax purposes.

The Company’s investment in Transactel (Barbados) Inc. is summarized as follows:

	Interest in Transactel (Barbados) Inc. attributable to:
	Common Shares and Non-Voting Shares		Non-controlling interest(2)		Total
($ in millions)		Economic interest		Economic interest		Economic interest
December 2008 tranche
Cash	$19
Contingent consideration	10
	29	29.99%
January 2011 tranche	20	21.01%
Equity accounting adjustments through February 1, 2011	(2)
	47	51.00%
Gain on 51% interest re-measured at acquisition-date fair value	16
Relative acquisition-date (February 1, 2011) fair values	63	51.00%	$60	49.00%	$123	100.00%
May 2011 equity transaction(1)	56	44.00%	(56)	(44.00)%	—	—
	$119	95.00%	$4	5.00%	$123	100.00%

(1)             The difference between the amount paid by the Company for the incremental 44% economic interest and the associated proportionate share of the non-controlling interest in the net assets of Transactel (Barbados) Inc. was recorded as a credit to retained earnings in the Consolidated Statements of Changes in Owners’ Equity.

(2)             The non-controlling interest at December 31, 2011, is included in the Consolidated Statements of Financial Position as a non-current provision due to the provision of a written put option for the 5% economic interest not owned by the Company.

The acquisition was effected as follows:

•                  On December 22, 2008, the Company acquired an initial 29.99% economic interest in Transactel (Barbados) Inc. for $19 million cash. Additional contingent consideration could become payable depending upon Transactel (Barbados) Inc. earnings for the year ended December 31, 2011.

Concurrent with acquiring the initial interest in Transactel (Barbados) Inc., the Company provided two written put options to the vendor. The first written put option became exercisable on December 31, 2009, expiring June 30, 2011, and allowed the vendor to put up to a further 21.01% economic interest to the Company (the Company’s effective economic interest in Transactel (Barbados) Inc. would become 51% assuming the written put option was exercised in full). The second written put option became exercisable on December 31, 2010, it had no expiry, and it allowed the vendor to put whatever interest was not put under the first written put option plus up to an incremental 44% economic interest to the Company. The written put options set out the share pricing methodology, which was dependent upon Transactel (Barbados) Inc. future earnings.

notes to consolidated financial statements

The vendor provided the Company with two purchased call options which substantially mirrored the written put options except that they were only exercisable upon Transactel (Barbados) Inc. achieving certain business growth targets.

The Company initially accounted for its investment in Transactel (Barbados) Inc. using the equity method.

•                  On January 7, 2011, the Company exercised its first purchased call option to acquire an additional 21.01% economic interest in Transactel (Barbados) Inc. from the vendor for $20 million cash.

Upon such exercise, the Company continued to account for its resulting direct 51% economic interest in Transactel (Barbados) Inc. using the equity method. Transactel (Barbados) Inc.’s board of directors “super-majority” provisions affected the Company’s assessment of control as the continuing power to determine the strategic operating, investing and financing policies of Transactel (Barbados) Inc. resided with the board of directors “super-majority”. Although the Company had the right to elect a simple majority of the board of directors at the direct 51% economic interest level, the vendor’s remaining direct 49% economic interest effectively had a veto right over the strategic operating, investing and financing policies of Transactel (Barbados) Inc. and thus the Company did not have the control necessary to apply consolidation accounting.

•                  Subsequently in the first quarter of 2011, Transactel (Barbados) Inc. achieved the business growth target necessary for the Company to exercise its second purchased call option. The Company exercised its second purchased call option and asserted its control effective February 1, 2011 (the acquisition date). The effects of the second purchased call option exercise included that the Company:

•                  accounted for its 51% economic interest in Transactel (Barbados) Inc. on a consolidated basis (as the vendor no longer had an effective veto over the strategic operating, investing and financing policies of Transactel (Barbados) Inc.) and thus included Transactel (Barbados) Inc.’s results in the Company’s Wireline segment effective February 1, 2011;

•                  was required to re-measure its pre-acquisition 51% economic interest at acquisition-date fair value, resulting in the recognition of a gain of $16 million (see Note 6) (such gain being net of a contingent consideration liability estimate of $10 million; concurrent with preparing the Company’s 2011 financial statements, the contingent consideration liability was confirmed at $9 million, as discussed further in Note 19(a), and the gain was thus revised to $17 million);

•                  was required to initially measure the non-controlling interest’s 49% economic interest at acquisition-date fair value, resulting in an increase of $60 million in the non-controlling interest; and

•                  recorded, in the second quarter of 2011, a post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash.

Concurrent with acquiring the incremental 44% economic interest, the Company provided a written put option to the vendor. This third written put option becomes exercisable on December 22, 2015, and allows the vendor to put the remaining 5% economic interest to the Company (the Company’s effective interest in Transactel (Barbados) Inc. would become 100%). The written put option sets out that the pricing methodology is to use an independent party using common practice valuation techniques. Also concurrently, the vendor has provided the Company with a purchased call option which substantially mirrors the third written put option.

TELUS-branded wireless dealership businesses

During the year ended December 31, 2011, the Company acquired 100% ownership of certain TELUS-branded wireless dealership businesses for $81 million cash ($81 million net of cash acquired). There was no contingent consideration in the transactions. The investments were made with a view to enhancing the Company’s distribution of wireless products and customer services across Western Canada.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring established businesses in multiple locations). Approximately $16 million assigned to goodwill during the year ended December 31, 2011, may be deductible for tax purposes.

notes to consolidated financial statements

Acquisition-date fair values

The acquisition-date fair values assigned to assets acquired and liabilities assumed are as set out in the following table:

	Transactel	TELUS-branded wireless dealership
As at (millions)	(Barbados) Inc. February 1, 2011	businesses Various 2011
Assets
Current assets
Accounts receivable(1)	$25	$2
Other	5	1
	30	3
Non-current assets
Property, plant and equipment	12	6
Intangible assets
Intangible assets subject to amortization(2)
Customer contracts, related customer relationships and leasehold interests	21	39
Software	1	—
	22	39
Deferred income taxes	—	2
Total non-current assets	34	47
Total identifiable assets acquired	64	50
Liabilities
Current liabilities	13	5
Non-current liabilities
Other long-term liabilities	—	1
Deferred income taxes	—	1
Total non-current liabilities	—	2
Total liabilities assumed	13	7
Net identifiable assets acquired	51	43
Goodwill	72	38
Net assets acquired	$123	$81
Acquisition effected by way of:
Cash consideration	$—	$81
Re-measured pre-acquisition 51% interest at acquisition-date fair value(3)	63	Not applicable
	63	81
Non-controlling interest measured at fair value(4)	60	Not applicable
	$123	$81

(1)             The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(2)             The customer contracts and the related customer relationships and the software acquired in conjunction with Transactel (Barbados) Inc. are being amortized over periods of six years and three years, respectively. The customer contracts, related customer relationships and leasehold interests acquired in conjunction with the TELUS-branded wireless dealership businesses are being amortized over a period of six years.

(3)             Re-measurement of the Company’s previously held 51% economic interest resulted in the recognition of an acquisition-date gain of $16 which is included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Other operating income (see Note 6). The previously held 51% economic interest was comprised of an initial 29.99% acquired December 22, 2008, and a 21.01% economic interest obtained January 7, 2011.

The acquisition-date fair value of the Company’s 51% interest included the recognition of $10 for contingent consideration, which was contractually based upon a multiple of an estimate of Transactel (Barbados) Inc. fiscal 2011 earnings in excess of a threshold amount.

Concurrent with preparing the Company’s 2011 financial statements, the contingent consideration liability was confirmed at $9, as discussed further in Note 19(a), and the gain was thus revised to $17.

(4)             The remaining non-controlling interest, representing a 49% economic interest, had a fair value of $60 as of February 1, 2011 (acquisition-date fair value). The non-controlling interest fair value (the recorded amount of which is based upon net assets acquired) was determined by discounted cash flows. The fair value estimate is based upon: a going-concern basis; market participant synergies; a perpetuity terminal value based on sustaining cash flows; and costs (taxes) associated with future repatriation of funds.

notes to consolidated financial statements

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal years presented.

Years ended December 31	2011		2010
(millions except per share amounts)	As reported(1)	Pro forma(2)	As reported	Pro forma(2)
			(adjusted – Note 25(c))
Operating revenues	$10,397	$10,419	$9,792	$9,891
Net income	$1,215	$1,208	$1,052	$1,045
Net income per Common Share and Non-Voting Share
– Basic	$3.76	$3.73	$3.27	$3.26
– Diluted	$3.74	$3.71	$3.27	$3.25

(1)             Operating revenues and net income for the year ended December 31, 2011, include $39 and $NIL, respectively, in respect of the acquisition of Transactel (Barbados) Inc. Operating revenues and net income (loss) for the year ended December 31, 2011, include $11 and $(2), respectively, in respect of the acquisition of the TELUS-branded wireless dealership businesses.

(2)             Pro forma amounts for the years ended December 31, 2011 and 2010, reflect Transactel (Barbados) Inc. and the TELUS-branded wireless dealership businesses. The pro forma amounts for the year ended December 31, 2010, do not reflect a re-measurement gain on the 29.99% interest in Transactel (Barbados) Inc. that the Company held during that period. Transactel (Barbados) Inc. was acquired on February 1, 2011, and the TELUS-branded wireless dealership businesses were acquired on various dates in 2011; their results have been included in the Company’s Consolidated Statements of Income and Other Comprehensive Income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of the Company’s consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

17            real estate joint venture

(a)          General

In the first quarter of 2011, the Company announced that it has partnered in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia, which will result in the Company having a new national headquarter premises, scheduled for completion in 2015. The new-build office tower is to be built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the residential condominium tower (also new-build) is to be built to the LEED Gold standard.

The Company expects to account for its 50% interest in the real estate joint venture using the equity method.

(b)          Commitments

Operating lease

Subsequent to December 31, 2011, the Company entered into an operating lease for its new national headquarter premises with the real estate joint venture at market rates. Operating lease payments for the initial term of 15 years total $163 million, including occupancy costs of $63 million.

Construction credit facilities

Subsequent to December 31, 2011, the real estate joint venture received financing commitments from two Canadian financial institutions in connection with the TELUS Garden project. TELUS Corporation plans to participate as a 50% lender in the construction credit facilities which, once fully documented, will provide a combined total of $413 million of liquidity to the real estate joint venture. The facilities contain customary representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the two underlying real estate projects; the facilities bear interest at bankers’ acceptance rate or prime rate, plus applicable margins.

As at February 23, 2012, no amounts had been advanced under the facilities.

notes to consolidated financial statements

18            short-term borrowings

On July 26, 2002, TELUS subsidiary TELUS Communications Inc. (see Note 23(a)) entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $500 million (December 31, 2010 — $500 million; January 1, 2010 — $500 million). This revolving-period securitization agreement’s current term ends August 1, 2014. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When the Company sells its trade receivables, it retains reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2011, the Company had transferred, but continued to recognize, trade receivables of $456 million (December 31, 2010 — $465 million; January 1, 2010 — $598 million). Short-term borrowings of $400 million (December 31, 2010 — $400 million; January 1, 2010 — $500 million) are comprised of amounts loaned to the Company from the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on the Company’s bilateral bank facilities.

19            provisions

(a)          General

(millions)	Regulatory	Asset retirement obligation	Employee related (b)	Other (b)	Total
		(adjusted – Note 25(d))
As at January 1, 2010	$149	$70	$150	$21	$390
Addition	22	12	70	20	124
Reversal	—	—	(8)	(3)	(11)
Interest effect	—	4	—	—	4
Use	(67)	(1)	(107)	(6)	(181)
As at December 31, 2010	104	85	105	32	326
Addition	—	15	20	101	136
Reversal	—	—	(15)	(12)	(27)
Interest effect	—	4	—	—	4
Use	(104)	—	(73)	(52)	(229)
As at December 31, 2011	$—	$104	$37	$69	$210
Current	$147	$3	$137	$12	$299
Non-current	2	67	13	9	91
As at January 1, 2010	$149	$70	$150	$21	$390
Current	$—	$3	$95	$24	$122
Non-current	104	82	10	8	204
As at December 31, 2010	$104	$85	$105	$32	$326
Current	$—	$3	$36	$49	$88
Non-current	—	101	1	20	122
As at December 31, 2011	$—	$104	$37	$69	$210

Regulatory

In 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, which resulted in the creation of non-high cost serving area deferral accounts. The deferral account arises from the CRTC requiring the Company to defer the statement of income and other comprehensive income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. In order to extinguish the deferral account liability, the Company will be: expanding broadband services in its incumbent local exchange carrier territories to rural and remote communities; enhancing accessibility to telecommunications services for individuals with disabilities; and rebating the balance of the deferral account to local residential customers in non-high cost serving areas. The CRTC rendered its final decision on the use of the deferral account in August 2010. The decision required $54 million in customer rebates to be effected by February 2011, and the remaining $111 million is to be applied to providing broadband services and initiatives for the disabled, both of which are to be completed by 2014. The amounts used, rebated, to be applied in the next twelve months or for which the timing or amount are no longer uncertain are reflected in the table above as a use.

notes to consolidated financial statements

Asset retirement obligation

As discussed further in Note 1(r), the Company recognizes liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The Company expects that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in (b) following). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes disputes and non-employee related restructuring activities (as discussed further in (b) following), as well as a written put option related to a business acquisition. As discussed further in Note 22(d), the Company is involved in a number of legal disputes and is aware of certain possible legal disputes. In respect of legal disputes, the Company has established provisions, when warranted, after taking into account legal assessment, information presently available, and the expected availability of insurance or other recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined. As discussed further in Note 16(e), the Company incurred a liability for contingent consideration in connection with acquiring an initial 29.99% economic interest in Transactel (Barbados) Inc. in December 2008; as at December 31, 2011, the timing and amount of the contingent consideration are no longer uncertain and thus the amount to be paid is reflected in the table above as a use and the difference of $1 million is reflected as a reversal. Also as discussed further in Note 16(e), the Company provided a written put option in respect of the remaining 5% non-controlling interest in Transactel (Barbados) Inc.; cash outflows are not expected to occur prior to initial exercisability of the written put option on December 22, 2015. The Company expects that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate, multi-year period.

(b)          Restructuring

Employee related provisions and other provisions, in (a) preceding, include amounts in respect of restructuring activities. In 2011, restructuring activities included ongoing efficiency initiatives such as:

•                  simplifying or automating processes to achieve operating efficiencies, which includes workforce reductions;

•                  simplifying organizational structures through consolidation of functions and reducing organizational layers;

•                  consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and lower use of real estate space, which includes vacating premises;

•                  decommissioning uneconomic services and products; and

•                  leveraging business process outsourcing and off-shoring to the Company’s own international call centres.

notes to consolidated financial statements

	2011			2010
				(adjusted – Note 25(c))
Years ended December 31 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$7	$—	$7	$39	$—	$39
Involuntary	11	—	11	28	—	28
Other	—	22	22	—	16	16
Reversal
Workforce
Voluntary	(5)	—	(5)	—	—	—
Involuntary	—	—	—	(3)	—	(3)
	13	22	35	64	16	80
Use
Workforce
Voluntary	45	—	45	42	—	42
Involuntary and other	27	—	27	61	—	61
Other	—	11	11	—	2	2
	72	11	83	103	2	105
Expenses greater (less) than disbursements	(59)	11	(48)	(39)	14	(25)
Other	—	—	—	—	1	1
	(59)	11	(48)	(39)	15	(24)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	95	16	111	134	1	135
Balance, end of period	$36	$27	$63	$95	$16	$111

(1)             The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the columns with the same caption in (a) preceding.

These initiatives were intended to improve the Company’s long-term operating productivity and competitiveness. The Company expects that substantially all of the cash outflows in respect of the balance accrued as at the financial statement date will occur within twelve months thereof.

The Company’s estimate of restructuring costs for 2012 is approximately $25 million.

notes to consolidated financial statements

20            long-term debt

(a)          Details of long-term debt

As at ($ in millions)				December 31,	December 31,	January 1,
Series	Rate of interest		Maturity	2011	2010	2010
TELUS Corporation Notes
U.S. (2)	8.00	%(1)	June 2011	$—	$736	$1,411
CB	5.00	%(1)	June 2013	300	299	299
CC	4.50	%(1)	March 2012	300	300	299
CD	4.95	%(1)	March 2017	692	691	690
CE	5.95	%(1)	April 2015	498	498	498
CF	4.95	%(1)	May 2014	698	698	697
CG	5.05	%(1)	December 2019	991	990	989
CH	5.05	%(1)	July 2020	993	992	—
CI	3.65	%(1)	May 2016	595	—	—
				5,067	5,204	4,883
TELUS Corporation Commercial Paper	1.16%		Through April 2012	766	104	467
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	—	—	50
2	11.90	%(1)	November 2015	124	124	124
3	10.65	%(1)	June 2021	174	174	173
5	9.65	%(1)	April 2022	245	245	245
B	8.80	%(1)	September 2025	198	198	198
				741	741	790
TELUS Communications Inc. First Mortgage Bonds U	11.50	%(1)	July 2010	—	—	30
Finance leases				—	7	2
Long-Term Debt				$6,574	$6,056	$6,172
Current				$1,066	$847	$549
Non-current				5,508	5,209	5,623
Long-Term Debt				$6,574	$6,056	$6,172

(1)             Interest is payable semi-annually.

(2)             Principal face value of notes is U.S.$NIL (December 31, 2010 — U.S.$741; January 1, 2010 — U.S.$1,348).

(b)          TELUS Corporation notes

General

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

				Principal face amount		Redemption
Series	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	present value spread (basis points)(1)
5.00% Notes, Series CB	May 2006	June 2013	$998.80	$300 million	$300 million	16
4.50% Notes, Series CC	March 2007	March 2012	$999.91	$300 million	$300 million	15
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million	$700 million	24
5.95% Notes, Series CE(2)	April 2008	April 2015	$998.97	$500 million	$500 million	66
4.95% Notes, Series CF(2)	May 2009	May 2014	$999.96	$700 million	$700 million	71
5.05% Notes, Series CG(2)	December 2009	December 2019	$994.19	$1.0 billion	$1.0 billion	45.5
5.05% Notes, Series CH(2)	July 2010	July 2020	$997.44	$1.0 billion	$1.0 billion	47
3.65% Notes, Series CI(2)	May 2011	May 2016	$996.29	$600 million	$600 million	29.5

(1)             The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)             This series of notes requires the Company to make an offer to repurchase the series of notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

notes to consolidated financial statements

On July 27, 2010, the Company exercised its right to early and partially redeem, on September 2, 2010, U.S.$607 million of its publicly held 2011 (U.S. Dollar) Notes. The loss on redemption, which included the loss arising on early settlement of the associated cross currency interest rate swap agreements, was $52 million.

On December 1, 2009, the Company exercised its right to early and partially redeem, on December 31, 2009, U.S.$577 million of its publicly held 2011 (U.S. Dollar) Notes. The loss on redemption, which included the loss arising on early settlement of the associated cross currency interest rate swap agreements, was $99 million.

2011 Cross Currency Interest Rate Swap Agreements

With respect to the 2011 (U.S. Dollar) Notes, U.S.$NIL (December 31, 2010 — U.S.$0.7 billion; January 1, 2010 — U.S.$1.3 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively converted the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327.

The counterparties of the swap agreements were highly rated financial institutions and the Company did not anticipate any non-performance. TELUS did not require collateral or other security from the counterparties due to its assessment of their creditworthiness.

The Company translates items such as the U.S. Dollar Notes into equivalent Canadian dollars at the rate of exchange in effect at the statement of financial position date. The swap agreements at December 31, 2011, comprised a net derivative liability of $NIL (December 31, 2010 — $404 million; January 1, 2010 — $721 million), as set out in Note 4(h). The asset value of the swap agreements increased (decreased) when the statement of financial position date exchange rate increased (decreased) the Canadian dollar equivalent of the U.S. Dollar Notes.

(c)          TELUS Corporation commercial paper

On May 15, 2007, TELUS Corporation entered into an unsecured commercial paper program, which is backstopped by a portion of its $2.0 billion syndicated credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes, including capital expenditures and investments; in August 2008, the program was expanded to $1.2 billion. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year.

(d)          TELUS Corporation credit facility

On November 3, 2011, TELUS Corporation entered into a $2.0 billion bank credit facility with a syndicate of financial institutions. The credit facility consists of a $2.0 billion (or U.S. dollar equivalent) revolving credit facility expiring on November 3, 2016, to be used for general corporate purposes including the backstop of commercial paper. This new facility replaced the Company’s pre-existing committed credit facility prior to its expiry in May 2012.

TELUS Corporation’s credit facility expiring on November 3, 2016, is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

On June 19, 2009, TELUS Corporation entered into an amended $300 million revolving credit facility with a syndicate of financial institutions, expiring December 31, 2010; during the quarter ended September 30, 2010, the Company exercised its right to cancel the facility in its entirety. The credit facility was unsecured and bore interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

As at (millions)	Dec. 31, 2011	Dec. 31, 2010	January 1, 2010
Revolving credit facility expiring	Nov. 3, 2016	May 1, 2012	May 1, 2012	Dec. 31, 2010	Total
Net available	$1,234	$1,779	$1,410	$300	$1,710
Outstanding, undrawn letters of credit	—	117	123	—	123
Backstop of commercial paper	766	104	467	—	467
Gross available	$2,000	$2,000	$2,000	$300	$2,300

In addition to the ability to provide letters of credit pursuant to its $2.0 billion bank credit facility, the Company has $115 million of letter of credit facilities expiring mid-2013, all of which were utilized at December 31, 2011.

notes to consolidated financial statements

(e)          TELUS Communications Inc. debentures

The outstanding Series 1 through 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)            TELUS Communications Inc. first mortgage bonds

The first mortgage bonds were issued by TELUS Communications (Québec) Inc. and were secured by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights limited to certain assets located in the province of Quebec. The first mortgage bonds were non-redeemable. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding first mortgage bonds became obligations of TELUS Communications Inc. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the first mortgage bonds’ principal and interest.

(g)         Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2011, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)
2012	$1,066
2013	300
2014	700
2015	625
2016	600
Thereafter	3,324
Future cash outflows in respect of long-term debt principal repayments	6,615
Future cash outflows in respect of associated interest and like carrying costs(1)	2,107
Undiscounted contractual maturities (Note 4(c))	$8,722

(1)             Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2011.

21            Common Share and Non-Voting Share equity

(a)          Authorized share capital

As at December 31, 2011, December 31, 2010, and January 1, 2010, the Company’s authorized share capital consisted of one billion no par value shares of each of the following classes: First Preferred Shares; Second Preferred Shares; Common Shares; and Non-Voting Shares. Only holders of Common Shares may vote at general meetings of the Company with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. Non-Voting Shares have conversion rights in certain instances, such as if there are changes in Canadian telecommunications, radiocommunication and broadcasting regulations so that there is no restriction on non-Canadians owning or controlling Common Shares of the Company. In that instance, shareholders have the right to convert their Non-Voting Shares into Common Shares on a one-for-one basis, and the Company has the right to require conversion on the same basis.

With respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares and Non-Voting Shares participating equally, without preference or distinction.

Subsequent to December 31, 2011, the Company announced that holders of its Common Shares and Non-Voting Shares will have the opportunity to decide whether to eliminate the Company’s Non-Voting Share class at the Company’s annual and special meeting to be held May 9, 2012. Under the terms of the proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement and will be subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class.

notes to consolidated financial statements

(b)          Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Share option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans.

	2011		2010
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	11,741,666	$37.83	11,057,916	$38.08
Granted	1,522,639	46.67	2,787,876	33.00
Exercised(1)	(2,963,147)	37.56	(1,329,351)	29.23
Forfeited	(617,796)	37.41	(614,941)	39.55
Expired	(109,661)	32.57	(159,834)	35.80
Outstanding, end of period	9,573,701	$39.41	11,741,666	$37.83

(1)             The total intrinsic value of share option awards exercised for the year ended December 31, 2011, was $35 million (2010 — $17 million) (reflecting a weighted average price at the dates of exercise of $49.48 per share (2010 — $41.88 per share)).

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	2011	2010
Years ended December 31	Non-Voting Shares	Common Shares		Non-Voting Shares	Total
Shares issued pursuant to exercise of share options	745,340	96,526		440,073	536,599
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	—	25,225		451,652	476,877
Shares issued pursuant to use of share option award net-equity settlement feature	422,076	N/A	(1)	77,061	77,061
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	1,795,731	N/A	(1)	238,814	238,814
Share options exercised	2,963,147	121,751		1,207,600	1,329,351

(1)             Share option awards for Common Shares do not have a net-equity settlement feature.

The following is a life and exercise price stratification of the Company’s share options outstanding as at December 31, 2011.

					Options exercisable
Options outstanding					Number of	Weighted average
Range of option prices				Total	shares	price
Low	$10.75	$29.70	$44.66	$10.75
High	$16.15	$44.20	$64.64	$64.64

Year of expiry and number of shares
2012	66,300	381,546	—	447,846	447,846	$36.03
2013	—	565,825	117,969	683,794	683,794	$44.18
2014	—	2,550	918,142	920,692	915,822	$56.50
2015	—	1,375,005	42,160	1,417,165	1,417,165	$43.76
2016	—	2,108,589	—	2,108,589	—	$—
2017	—	2,489,824	12,380	2,502,204	—	$—
2018	—	—	1,493,411	1,493,411	—	$—
	66,300	6,923,339	2,584,062	9,573,701	3,464,627
Weighted average remaining contractual life (years)	0.9	3.9	4.5	4.0
Weighted average price	$15.91	$35.57	$50.31	$39.41
Aggregate intrinsic value(1) (millions)	$3	$132	$13	$148

Options exercisable
Number of shares	66,300	2,324,926	1,073,401	3,464,627
Weighted average remaining contractual life (years)	0.9	2.2	2.2	2.2
Weighted average price	$15.91	$42.85	$55.36	$46.21
Aggregate intrinsic value(1) (millions)	$3	$27	$1	$31

(1)             The aggregate intrinsic value is calculated upon the December 31, 2011, per share price of $54.64 for Non-Voting Shares.

notes to consolidated financial statements

As at December 31, 2011, approximately 28 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

22            commitments and contingent liabilities

(a)          Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. As set out in Note 19(b), the Company has consolidated administrative real estate and, in some instances, this has resulted in sub-letting land and buildings. The future minimum lease payments under finance leases and operating leases are as follows:

	Operating lease payments					Operating lease receipts
	Land and buildings(1)			Vehicles and		from sub-let
Years ending December 31 (millions)	Rent	Occupancy costs	Gross	other equipment	Total	land and buildings
2012	$179	$92	$271	$16	$287	$11
2013	165	88	253	8	261	14
2014	151	80	231	4	235	21
2015	136	76	212	3	215	20
2016	123	73	196	1	197	18
Thereafter	665	466	1,131	—	1,131	82
Total future minimum lease payments as at December 31, 2011	$1,419	$875	$2,294	$32	$2,326	$166

(1)             Subsequent to December 31, 2011, the Company entered into a lease for its new national headquarter premises from a real estate joint venture as set out in Note 17(b); the associated operating lease payments, totalling $163 (including occupancy costs of $63), have not been included in this table.

		Operating lease payments					Operating lease receipts
	Finance	Land and buildings			Vehicles and		from sub-let
Years ending December 31 (millions)	lease payments	Rent	Occupancy costs	Gross	other equipment	Total	land and buildings
2011	$8	$169	$96	$265	$20	$285	$7
2012	—	153	88	241	12	253	12
2013	—	142	87	229	6	235	12
2014	—	129	83	212	2	214	12
2015	—	118	81	199	1	200	12
Thereafter	—	661	484	1,145	1	1,146	15
Total future minimum lease payments as at December 31, 2010	8	$1,372	$919	$2,291	$42	$2,333	$70
Less imputed interest	1
Finance lease liability	$7

Of the amount in respect of land and buildings, as at December 31, 2011, approximately 56% (December 31, 2010 — 57%; January 1, 2010 — 55%) of this amount was in respect of the Company’s five largest leases, all of which were for office premises over various terms, with expiry dates that range from 2016 to 2026.

(b)          Concentration of labour

In 2010, TELUS commenced collective bargaining with the Telecommunications Workers Union to renew the collective agreement which expired November 19, 2010; the expired contract covered approximately 31% of the Company’s workforce as at December 31, 2010.

On April 11, 2011, the Telecommunications Workers Union and the Company reached a tentative agreement for a collective agreement subject to ratification by members of the Telecommunications Workers Union. On June 7, 2011, the Telecommunications Workers Union announced that its members voted to accept the April 11, 2011, tentative agreement. The terms and conditions of the new collective agreement are effective from June 9, 2011, to December 31, 2015; the contract covered approximately 27% of the Company’s workforce as at December 31, 2011.

(c)          Indemnification obligations

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other notes to consolidated financial statements

than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at December 31, 2011, the Company has no liability recorded in respect of indemnification obligations.

(d)          Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain possible claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss currently cannot be readily determined. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, possible claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the following items.

Certified class actions

Certified class actions against the Company include a class action brought in August 2004, in Saskatchewan, against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount; similar proceedings were commenced in other provinces. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench. The Company’s appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was filed on January 13, 2012. Since the enactment of opt-out class action legislation in Saskatchewan, Plaintiffs’ counsel applied to certify a new national class in Saskatchewan making substantially the same allegations. That application was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March 2010, the plaintiffs applied for leave to appeal the stay decision and that application was adjourned pending the outcome of the 2004 class action. In late 2011, a further class action relating to system access fees was filed in British Columbia; this action is not yet certified. The Company believes that it has good defences to these actions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class actions

Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan (with similar proceedings having also been filed by plaintiffs’ counsel in Alberta) alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Intellectual property infringement claims

Claims and possible claims received by the Company include notice of one claim that certain wireless products used on the Company’s network infringe two third-party patents. The Company is assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

notes to consolidated financial statements

23        related party transactions

(a)   Investments in significant controlled entities

		December 31, 2011	December 31, 2010	January 1, 2010
As at	Country of incorporation	Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada
Controlled entities
TELUS Communications Inc.	Canada	100%	100%	100%
TELE-MOBILE COMPANY	Canada	100%	100%	100%
TELUS Communications Company	Canada	100%	100%	100%

(b)   Transactions with key management personnel

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2011	2010
Short-term benefits	$9	$11
Post-employment pension(1) and other benefits	3	3
Share-based compensation(2)	16	15
	$28	$29

(1)    The Company’s Executive Leadership Team members are members of the Company’s Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans (Note 14).

(2)    For the year ended December 31, 2011, share-based compensation is net of $2 (2010 — $5) of effects of derivatives used to manage share-based compensation costs (Note 13(b)-(c)).

As disclosed in Note 13, the Company made awards of share-based compensation in fiscal 2011 and 2010. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2011 and fiscal 2010 awards are included in the amounts in the table above.

Years ended December 31 (millions)	2011	2010
Total fair value at date of grant of:
Share options awarded	$—	$3
Restricted stock units awarded	15	7
	$15	$10

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
Restricted stock units	$12	$7	$5
Net-cash settlement feature for share options	—	3	2
Deferred share units(1)	22	18	12
	$34	$28	$19

(1)    The Company’s Directors Share Option and Compensation Plan provides that, in addition to their annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Non-Voting Shares or cash. Deferred share units entitle the directors to a specified number of, or a cash payment based on the value of, TELUS’ Common Shares and Non-Voting Shares. Deferred share units are paid out and expire when a director ceases to be a director for any reason; during the year ended December 31, 2011, $3 (2010 — $NIL) was paid out. Subsequent to December 31, 2011, the Directors Share Option and Compensation Plan was amended such that a time-limited, deferred payout could be effected.

During the year ended December 31, 2011, key management personnel exercised 736,908 share options (2010 — 234,359 share options) which had an intrinsic value of $8 million (2010 — $3 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $50.48 (2010 — $42.85).

The Company’s key management personnel receive telecommunications services from the Company, which are immaterial and domestic in nature.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if the executive’s employment is terminated without cause: 18 months (24 months for the Chief Executive Officer and the Chief Financial Officer) of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in notes to consolidated financial statements

lieu of annual cash bonus (other than for the Chief Executive Officer, who would receive twice the average of the preceding three years’ annual cash bonus). In the event of a change in control (as defined), the Executive Leadership Team members are not entitled to treatment any different than other Company employees with respect to unvested share-based compensation, other than for the Chief Executive Officer, whose unvested share-based compensation would immediately vest.

(c)   Transactions with defined benefit pension plans

During the years ended December 31, 2011 and 2010, the Company provided management and administrative services to its defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $5 million (2010 — $6 million).

As discussed further in Note 1(i) and Note 14(b), during the years ended December 31, 2011 and 2010, the Company leased real estate from one of its defined benefit pension plans.

During the years ended December 31, 2011 and 2010, the Company made employer contributions to its defined benefit pension plans as set out in the Consolidated Statements of Cash Flows.

24    additional financial information

(a)   Statement of financial position

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
Accounts receivable (adjusted — Note 25(d))
Customer accounts receivable	$1,178	$1,142	$1,057
Accrued receivables — customer	111	102	103
Allowance for doubtful accounts	(36)	(41)	(59)
	1,253	1,203	1,101
Accrued receivables — other	172	113	93
Other	3	2	1
	$1,428	$1,318	$1,195
Inventories(1)
Wireless handsets, parts and accessories	$307	$236	$226
Other	46	47	44
	$353	$283	$270
Other long-term assets (adjusted — Note 25(d))
Pension and other post-retirement assets	$—	$179	$251
Other	81	56	35
	$81	$235	$286
Accounts payable and accrued liabilities (adjusted — Note 25(d))
Accrued liabilities	$579	$555	$520
Payroll and other employee related liabilities	287	284	252
Restricted stock units liability	29	20	20
Accrual for net-cash settlement feature for share option awards (Note 13(b))	3	18	14
	898	877	806
Trade accounts payable	406	448	382
Interest payable	68	73	60
Other	47	79	88
	$1,419	$1,477	$1,336
Advance billings and customer deposits (adjusted — Note 25(d))
Advance billings	$575	$536	$470
Regulatory deferral accounts	24	62	—
Deferred customer activation and connection fees	32	35	40
Customer deposits	24	25	20
	$655	$658	$530
Other long-term liabilities (adjusted — Note 25(d))
Derivative liabilities (Note 4(h))	$—	$—	$721
Pension and other post-retirement liabilities	1,053	423	357
Other	116	123	131
Restricted stock units and deferred share units liabilities	35	29	38
	1,204	575	1,247
Regulatory deferral accounts	77	—	—
Deferred customer activation and connection fees	59	67	80
Deferred gain on sale-leaseback of buildings	3	7	7
	$1,343	$649	$1,334

(1)    Cost of goods sold for the year ended December 31, 2011 was $1,522 (2010 — $1,189).

notes to consolidated financial statements

(b)   Supplementary cash flow information

Years ended December 31 (millions)	2011	2010
Net change in non-cash working capital
Accounts receivable	$(79)	$(123)
Inventories	(69)	(13)
Prepaid expenses	(36)	(8)
Accounts payable and accrued liabilities	(47)	160
Income and other taxes receivable and payable, net	13	(214)
Advance billings and customer deposits	(3)	128
Provisions	(34)	(49)
	$(255)	$(119)
Long-term debt issued
TELUS Corporation Commercial Paper	$3,468	$2,725
Other	600	1,000
	$4,068	$3,725
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(2,806)	$(3,088)
Other	(1,140)	(1,031)
	$(3,946)	$(4,119)
Interest (paid)
Amount (paid) in respect of interest expense	$(378)	$(427)
Amount (paid) in respect of loss on redemption of long-term debt	—	(52)
	$(378)	$(479)

25        explanation of transition to IFRS-IASB

(a)   General

The Company’s date of transition to IFRS-IASB is January 1, 2010, and its date of adoption is January 1, 2011. The Company’s December 31, 2010, annual consolidated financial statements were the latest presented using previous non-IFRS-IASB compliant GAAP.

(b)   Exemption elections

International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, sets out the procedures that the Company must follow when it adopts IFRS-IASB for the first time as the basis for preparing its consolidated financial statements. The Company is required to establish its IFRS-IASB accounting policies as at December 31, 2011, and, in general, apply these retrospectively to determine the IFRS-IASB opening statement of financial position at its date of transition, January 1, 2010. This standard provides a number of optional exemptions to this general principle. These are set out below, together with a description in each case of the exemption taken by the Company.

Exemption	Exemption taken?	Comments

Business combinations	Yes

As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of business combinations, consolidation and non-controlling interests was aligned with IFRS-IASB effective January 1, 2009; business combinations prior to that date would be measured differently.

Share-based payment transactions	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (International Financial Reporting Standard 2, Share-based Payment) only to share option awards made subsequent to 2001 and to modification of outstanding share option awards subsequent to 2001 (which results in no difference from past application of pre-2011 Canadian GAAP).

Fair value or revaluation as deemed cost	No	The Company has chosen to measure its property, plant and equipment and intangible assets at historical cost (see Note 1(r)).

Leases	No	As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of leases is aligned with IFRS-IASB.

notes to consolidated financial statements

Exemption	Exemption taken?	Comments

Employee benefits	Yes

The Company has chosen to recognize cumulative unamortized actuarial gains and losses, past service costs and transitional obligations and assets at the transition date as an adjustment to retained earnings on the same date.

Cumulative translation differences	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates) prospectively effective the date of transition to IFRS-IASB due to immateriality and will deem cumulative foreign currency translation differences to be zero as of the same date.

Assets and liabilities of subsidiaries, associates and joint ventures	No	As a consolidated entity, the Company first-time adopted IFRS-IASB concurrently.

Compound financial instruments	No	As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of compound financial instruments is aligned with IFRS-IASB.

Designation of previously recognized financial instruments	No	The Company did not re-designate any of its previously recognized financial instruments.

Fair value measurement of financial assets or financial liabilities at initial recognition	No	As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of the fair value measurement of financial assets and financial liabilities is aligned with IFRS-IASB.

Decommissioning liabilities included in the cost of property, plant and equipment	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (IFRIC Interpretation 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities) prospectively effective the date of transition to IFRS-IASB due to immateriality.

Borrowing costs	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (International Accounting Standard 23, Borrowing Costs) prospectively effective the date of transition to IFRS-IASB due to immateriality.

notes to consolidated financial statements

(c)   Reconciliations — consolidated statement of income and other comprehensive income

Generally accepted accounting principles require that the Company’s comprehensive income previously reported at the end of the most recently completed annual period be reconciled to those amounts that would have been reported applying IFRS-IASB; the corresponding reconciliation is required for comparative periods as well. The following table provides the comprehensive reconciliations for the requisite period.

Year ended December 31, 2010 (millions except per share amounts)	As previously reported	Effect of transition to IFRS-IASB	As adjusted
OPERATING REVENUES	$9,779	$(9,779)	$—
Service	—	9,131	9,131
Equipment	—	611	611
	9,779	(37)	9,742
Other operating income	—	50	50
	9,779	13	9,792
OPERATING EXPENSES
Operations	6,062	(6,062)	—
Restructuring costs	74	(74)	—
Goods and services purchased	—	4,236	4,236
Employee benefits expense	—	1,906	1,906
Depreciation	1,333	6	1,339
Amortization of intangible assets	402	—	402
	7,871	12	7,883
OPERATING INCOME	1,908	1	1,909
Other expense, net	32	(32)	—
Financing costs	510	12	522
INCOME BEFORE INCOME TAXES	1,366	21	1,387
Income taxes	328	7	335
NET INCOME	1,038	14	1,052
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	54	—	54
Foreign currency translation arising from translating financial statements of foreign operations	—	—	—
	54	—	54
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)	—	(214)	(214)
	54	(214)	(160)
TOTAL COMPREHENSIVE INCOME	$1,092	$(200)	$892
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$1,034	$14	$1,048
Non-controlling interests	4	—	4
	$1,038	$14	$1,052
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$1,088	$(200)	$888
Non-controlling interests	4	—	4
	$1,092	$(200)	$892
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$3.23	$0.04	$3.27
Diluted	$3.22	$0.05	$3.27

notes to consolidated financial statements

The effects of the transition to IFRS-IASB on the line items in the preceding table can be classified into two categories: those that have recognition, measurement, presentation and/or disclosure effects for the Company, or those that have only presentation and/or disclosure effects for the Company.

Topic	Line items affected	Amount (increase (decrease), in millions except per share amounts)	Recognition, measurement, presentation and/or disclosure	Presentation and/or disclosure	Comments
Revenues	Operating revenues	$(9,779)		X	Previously, Canadian GAAP did not provide the same specificity of revenue categorization. IFRS-IASB requires the disclosure of specific categories of revenue.
	Operating revenues — service	$9,168
	Operating revenues — equipment	$611
	Other operating income	$2
	Other expense, net	$2

Government assistance	Operating revenues — services	$(37)		X

Previously, Canadian GAAP did not define government assistance to include receipts such as the high cost serving area portable subsidy. As well, previously, Canadian GAAP allowed for government assistance to be netted against the associated expense as a cost recovery. IFRS-IASB requires these government assistance amounts to be categorized as Other operating income.

	Other operating income	$48
	Operating expenses — employee benefits expense	$11

Analysis of expenses and other expense, net, recognized in the statements of income and other comprehensive income	Operating expenses — operations	$(6,062)		X

Previously, Canadian GAAP did not provide the same level of specificity of expense analysis. IFRS-IASB requires that expenses be presented using either a nature approach or a function approach; the Company has selected the nature approach.

	Operating expenses — restructuring costs	$(74)
	Operating expenses — goods and services purchased	$4,228
	Operating expenses — employee benefits expense	$1,934
	Other expense, net	$(26)

Leasing (sales and leaseback transactions)	Operating expenses — goods and services purchased	$12	X

Previously, Canadian GAAP required that gains arising on sales and leaseback transactions be deferred and amortized over the term of the resulting lease. IFRS-IASB requires that, where the original sale was at fair value, the gain be recognized in income immediately.

	Income taxes	$(3)
	Net income	$(9)
	Net income per Common Share and Non-Voting Share
	Basic	$(0.03)
	Diluted	$(0.03)

Employee benefits — defined benefit pension plans	Operating expenses — employee benefits expense	$(39)	X

Previously, Canadian GAAP required that the excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of the plan assets was to be amortized over the expected average remaining service periods of active employees of the plan, as were past service costs and transitional assets and liabilities. IFRS-IASB allows the Company to choose, and the Company has chosen, to recognize such balances at the transition date by way of an opening adjustment to retained earnings. As well, IFRS-IASB allows the Company to choose to charge actuarial gains and losses arising subsequent to the transition date to other comprehensive income.

	Income taxes	$11
	Net income	$28
	Net income per Common Share and Non-Voting Share
	Basic	$0.09
	Diluted	$0.09
	Other comprehensive income — employee defined benefit plans actuarial gains (losses)	$(214)

notes to consolidated financial statements

Topic	Line items affected	Amount (increase (decrease), in millions except per share amounts)	Recognition, measurement, presentation and/or disclosure	Presentation and/or disclosure	Comments
Decommissioning liabilities included in the cost of property, plant and equipment	Operating expenses — goods and services purchased	$(4)	X

Previously, Canadian GAAP did not adjust the pre-existing discounted asset retirement obligation balance for changes in discount rates and the associated discount accretion was included with operations expenses. IFRS-IASB requires that the pre-existing discounted asset retirement obligation balance be re-measured every reporting period using the then current discount rates and the associated discount accretion is to be included as a component of financing costs.

	Operating expenses — depreciation	$1
	Financing costs	$4
	Net income	$(1)
	Net income per Common Share and Non-Voting Share
	Basic	$—
	Diluted	$—

Impairment of assets	Operating expenses — depreciation	$5	X

Previously, Canadian GAAP did not allow for increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized. IFRS-IASB requires that increases in recoverable amounts of impaired assets subsequent to the time of impairment be recognized as an impairment reversal, but only to the extent that the resulting carrying amount would not exceed the carrying amount that would have been the result had an impairment amount not initially been recognized. The impairment reversal recorded at the transition date thus results in increased depreciation expense.

	Income taxes	$(1)

	Net income	$(4)

	Net income per Common Share and Non-Voting Share
	Basic	$(0.01)
	Diluted	$(0.01)

Sale of trade receivables	Other expense, net	$(8)	X

Previously, Canadian GAAP de-recognized trade receivables sold to the arm’s-length securitization trust with which the Company transacts. IFRS-IASB does not de-recognize the trade receivables sold to the arm’s-length securitization trust with which the Company transacts and considers the sale proceeds to be short-term borrowings of the Company. Accordingly, IFRS-IASB requires that the expenses associated with the sale be presented as a component of financing costs.

	Financing costs	$8

notes to consolidated financial statements

(d)          Reconciliations — consolidated statements of financial position

Generally accepted accounting principles require that the Company’s shareholders’ equity previously reported at the date of transition to IFRS-IASB and at the end of the most recently completed annual period be reconciled to those amounts that would have been reported applying IFRS-IASB; the corresponding reconciliation is required for comparative periods as well. The following table provides the equity reconciliations for the requisite periods.

	January 1, 2010			December 31, 2010
As at (millions)	As previously reported	Effect of transition to IFRS-IASB	As adjusted	As previously reported	Effect of transition to IFRS-IASB	As adjusted
ASSETS
Current assets
Cash and temporary investments, net	$41	$—	$41	$17	$—	$17
Accounts receivable	694	501	1,195	917	401	1,318
Income and other taxes receivable	16	—	16	56	6	62
Inventories	270	—	270	283	—	283
Prepaid expenses and other	105	—	105	113	—	113
Derivative assets	1	—	1	4	—	4
	1,127	501	1,628	1,390	407	1,797
Non-current assets
Property, plant and equipment, net	7,729	103	7,832	7,722	109	7,831
Intangible assets, net	5,148	1,018	6,166	5,134	1,018	6,152
Goodwill, net	3,572	—	3,572	3,572	—	3,572
Other long-term assets	1,602	(1,316)	286	1,744	(1,509)	235
Investments	41	—	41	37	—	37
	18,092	(195)	17,897	18,209	(382)	17,827
	$19,219	$306	$19,525	$19,599	$25	$19,624
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$—	$500	$500	$—	$400	$400
Accounts payable and accrued liabilities	1,385	(49)	1,336	1,495	(18)	1,477
Income and other taxes payable	182	(8)	174	6	—	6
Restructuring accounts payable and accrued liabilities	135	(135)	—	111	(111)	—
Dividends payable	150	—	150	169	—	169
Advance billings and customer deposits	674	(144)	530	658	—	658
Provisions	—	299	299	—	122	122
Current maturities of long-term debt	82	467	549	743	104	847
Current portion of derivative liabilities	62	—	62	419	—	419
Current portion of deferred income taxes	294	(294)	—	348	(348)	—
	2,964	636	3,600	3,949	149	4,098
Non-current liabilities
Provisions	—	91	91	—	204	204
Long-term debt	6,090	(467)	5,623	5,313	(104)	5,209
Other long-term liabilities	1,271	63	1,334	638	11	649
Deferred income taxes	1,319	203	1,522	1,498	185	1,683
	8,680	(110)	8,570	7,449	296	7,745
Liabilities	11,644	526	12,170	11,398	445	11,843
OWNERS’ EQUITY
Common Share and Non-Voting Share equity
Common Shares	2,216	—	2,216	2,219	—	2,219
Non-Voting Shares	3,070	—	3,070	3,237	—	3,237
Contributed surplus	181	(14)	167	190	(14)	176
Retained earnings	2,159	(225)	1,934	2,551	(425)	2,126
Accumulated other comprehensive income (loss)	(72)	19	(53)	(18)	19	1
	7,554	(220)	7,334	8,179	(420)	7,759
Non-controlling interests	21	—	21	22	—	22
	7,575	(220)	7,355	8,201	(420)	7,781
	$19,219	$306	$19,525	$19,599	$25	$19,624

notes to consolidated financial statements

The effects of the transition to IFRS-IASB on the line items in the preceding table can be classified into two categories: those that have recognition, measurement, presentation and/or disclosure effects for the Company, or those that have only presentation and/or disclosure effects for the Company.

		Amount of effect (increase (decrease), in millions)		Recognition, measurement, presentation	Presentation
Topic	Line items affected	January 1, 2010	December 31, 2010	and/or disclosure	and/or disclosure	Comments
Sale of accounts receivable	Accounts receivable	$501	$401	X

Previously, Canadian GAAP de-recognized trade receivables sold to the arm’s-length securitization trust with which the Company transacts. IFRS-IASB does not de-recognize the trade receivables sold to the arm’s-length securitization trust with which the Company transacts and considers the sale proceeds to be short-term borrowings of the Company.

	Short-term borrowings	$500	$400
	Accounts payable and accrued liabilities	$(1)	$—
	Income and other taxes payable	$1	$—
	Retained earnings	$1	$1

Income taxes — current	Income and other taxes receivable	$—	$6		X

Previously, Canadian GAAP permitted offsetting current income tax assets and current income tax liabilities if they related to the same taxable entity and taxation authority. IFRS-IASB permits offsetting current income tax assets and current income tax liabilities only if there is a legal right of offset.

	Income and other taxes payable	$—	$6

Impairment of assets	Property, plant and equipment	$91	$86	X

Previously, Canadian GAAP did not allow for increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized. IFRS-IASB requires that increases in recoverable amounts of impaired assets subsequent to the time of impairment be recognized as an impairment reversal, but only to the extent that the resulting carrying amount would not exceed the carrying amount that would have been the result had an impairment amount not initially been recognized.

Previously, Canadian GAAP required, given the Company’s facts and circumstances, that the Company’s spectrum licences be assessed for impairment separately. IFRS-IASB requires, given the Company’s facts and circumstances, that the Company’s spectrum licences be assessed for impairment as a part of the Wireless cash-generating unit. The result is that the $910 million impairment recorded by the Company in 2002 would not have been required under IFRS-IASB.

Previously, when Canadian GAAP introduced impairment of assets for intangible assets with indefinite lives, it concurrently ceased requiring their amortization and it did so on a prospective basis and thus the $108 million of associated amortization recorded to that point in time by the Company was not reversed. IFRS-IASB transitional rules require the amortization cessation to be accounted for retrospectively with the result being the reversal of the amortization previously recorded under Canadian GAAP.

	Intangible assets, net	$1,018	$1,018
	Deferred income taxes	$281	$280
	Retained earnings	$828	$824

notes to consolidated financial statements

		Amount of effect (increase (decrease), in millions)		Recognition, measurement, presentation	Presentation
Topic	Line items affected	January 1, 2010	December 31, 2010	and/or disclosure	and/or disclosure	Comments
Decommissioning liabilities included in the cost of property, plant and equipment	Property, plant and equipment	$12	$23	X

Previously, Canadian GAAP did not adjust the pre-existing discounted asset retirement obligation balance for changes in discount rates and the associated discount accretion was included with operations expenses. IFRS-IASB requires that the pre-existing discounted asset retirement obligation balance be re-measured every reporting period using the then current discount rates and the associated discount accretion is to be included as a component of financing costs.

	Non-current liabilities — provisions	$21	$33
	Deferred income taxes	$(2)	$(2)
	Retained earnings	$(7)	$(8)

Employee benefits — defined benefit plans	Other long-term assets	$(1,314)	$(1,504)	X

Previously, Canadian GAAP required that the accrued benefit assets (liabilities) of defined benefit plans, rather than their funded states, be presented in the statement of financial position. IFRS-IASB requires that the funded states of defined benefit plans be presented in the statement of financial position.

	Other long-term liabilities	$142	$200
	Deferred income taxes	$(379)	$(442)
	Retained earnings	$(1,077)	$(1,262)

Leasing (sales and leaseback transactions)	Accounts payable and accrued liabilities	$(6)	$(7)	X

Previously, Canadian GAAP required that gains arising on sales and leaseback transactions be deferred and amortized over the term of the resulting lease. IFRS-IASB requires that, where the original sale was at fair value, the gain be recognized in income immediately.

	Other long-term liabilities	$(31)	$(18)
	Deferred income taxes	$7	$4
	Retained earnings	$30	$21

Income taxes — deferred	Other long-term assets	$(2)	$(5)		X

Previously, Canadian GAAP classified taxable and deductible temporary differences arising from current assets and current liabilities as current deferred income tax liabilities and assets, respectively. IFRS-IASB requires that taxable and deductible temporary differences arising from current assets and current liabilities be classified as non-current deferred income tax liabilities and assets, respectively.

	Income and other taxes payable	$(9)	$(6)
	Current portion of deferred income taxes	$(294)	$(348)
	Deferred income taxes	$296	$345
	Contributed surplus	$(14)	$(14)
	Retained earnings	$19	$18

notes to consolidated financial statements

		Amount of effect (increase (decrease), in millions)		Recognition, measurement, presentation	Presentation
Topic	Line items affected	January 1, 2010	December 31, 2010	and/or disclosure	and/or disclosure	Comments
Provisions	Accounts payable and accrued liabilities	$(42)	$(11)	X

Previously, Canadian GAAP did not identify provisions as a specific subset of liabilities. IFRS-IASB requires that provisions be presented on the statement of financial position as a distinct line item and that the movements in each “class” of provisions be disclosed. Relative to previous Canadian GAAP, the application of IFRS-IASB may result in provisions being recognized sooner and for differing amounts. For the periods presented, the Company is not materially affected by the provision recognition and measurement differences between previous Canadian GAAP and IFRS-IASB.

	Restructuring accounts payable and accrued liabilities	$(135)	$(111)
	Advance billings and customer deposits	$(144)	$—
	Current liabilities — provisions	$299	$122
	Other long-term liabilities	$(48)	$(171)
	Non-current liabilities — provisions	$70	$171

Classification of long-term credit facility borrowings	Current maturities of long-term debt	$467	$104		X

Previously, Canadian GAAP provided that when a debtor used short-term obligations drawn on a long-term credit facility and which were subsequently “rolled over” (e.g. commercial paper), such obligations were permitted to be classified as a non-current debt if the underlying long-term credit facility was classified as non-current. IFRS-IASB requires that such short-term obligations drawn on a long-term credit facility be classified as a current debt.

	Long-term debt	$(467)	$(104)

Cumulative translation differences	Retained earnings	$(19)	$(19)	X

At the date of transition to IFRS-IASB, as allowed by International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, the Company has elected to use the exemption which deems cumulative translation differences for all foreign operations to be zero at the date of transition.

	Accumulated other comprehensive income	$19	$19

(e)          Reconciliations — consolidated statement of cash flows

The Company’s consolidated statement of cash flows were not materially affected by the transition to IFRS-IASB.